IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	**)**	**Chapter 11**
	)	
UNITED ARTISTS THEATRE	**)**	**Case No. 00-3514 (SLR)**
COMPANY, et al.,₁	**)**	**(Jointly Administered)**
	)	
Debtors.	**)**	

SECOND AMENDED JOINT PLAN OF REORGANIZATION
OF UNITED ARTISTS THEATRE COMPANY, UNITED ARTISTS REALTY COMPANY,
UNITED ARTISTS PROPERTIES I CORP., UNITED ARTISTS PROPERTIES II CORP., AND
UNITED ARTISTS THEATRE CIRCUIT, INC. AND ITS FILING SUBSIDIARIES
UNDER CHAPTER 11 OF THE UNITED STATES BANKRUPTCY CODE

James H.M. Sprayregen
James W. Kapp III
David R. Seligman
Jonathan A. Carson
KIRKLAND & ELLIS
200 East Randolph Drive
Chicago, Illinois 60601
(312) 861-2000

Laura Davis Jones (Bar No. 2436)
PACHULSKI, STANG, ZIEHL,
YOUNG & JONES PC
919 North Market Street, 16th Floor
Wilmington, Delaware 19801
(302) 652-4100

Co-Counsel to Debtors and Debtors in Possession

Dated: December __, 2000

₁ The Debtors are the following entities: United Artists Theatre Company, United Artists Theatre Circuit, Inc., United Artists Realty Company, United Artists Properties I Corp., United Artists Properties II Corp., UAB, Inc., UAB II, Inc., Tallthe, Inc., UA Theatre Amusements, Inc., UA International Property Holding, Inc., UA Property Holding II, Inc., United Artists International Management Company, Beth Page Theatre Co., Inc., United Film Distribution Company of South America, U.A.P.R., Inc., King Reavis Amusement Company, Mamaroneck Playhouse Holding Corporation, and R and S Theatres, Inc.

TABLE OF CONTENTS

ARTICLE IV.

FIRST AMENDED JOINT PLAN OF REORGANIZATION
OF UNITED ARTISTS THEATRE COMPANY, UNITED ARTISTS REALTY COMPANY,
UNITED ARTISTS PROPERTIES I CORP., UNITED ARTISTS PROPERTIES II CORP., AND
UNITED ARTISTS THEATRE CIRCUIT, INC. AND ITS FILING SUBSIDIARIES

Pursuant to Chapter 11 of Title 11 of the United States Code, 11 U.S.C. Sections 101 et seq., United Artists Theatre Company, United Artists Realty Company, United Artists Properties I Corp., United Artists Properties II Corp., and United Artists Theatre Circuit, Inc. and its Filing Subsidiaries, debtors and debtors-in-possession in the above-captioned and numbered cases, hereby respectfully propose the following Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code:

ARTICLE I.
DEFINED TERMS, RULES OF INTERPRETATION,
COMPUTATION OF TIME AND GOVERNING LAW

A.   Rules of Interpretation, Computation of Time and Governing Law

1.   For purposes of the Plan: (a) whenever from the context it is appropriate, each term, whether stated in the singular or the plural, shall include both the singular and the plural, and pronouns stated in the masculine, feminine or neuter gender shall include the masculine, feminine and the neuter gender; (b) any reference in the Plan to a contract, instrument, release, indenture or other agreement or document being in a particular form or on particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions; (c) any reference in the Plan to an existing document or exhibit Filed, or to be Filed, shall mean such document or exhibit, as it may have been or may be amended, modified or supplemented; (d) unless otherwise specified, all references in the Plan to Sections, Articles and Exhibits are references to Sections, Articles and Exhibits of or to the Plan; (e) the words "herein" and "hereto" refer to the Plan in its entirety rather than to a particular portion of the Plan; (f) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan; (g) the rules of construction set forth in Section 102 of the Bankruptcy Code shall apply; and (h) any term used in capitalized form in the Plan that is not defined herein but that is used in the Bankruptcy Code or the Bankruptcy Rules shall have the meaning assigned to such term in the Bankruptcy Code or the Bankruptcy Rules, as the case may be.

2.   In computing any period of time prescribed or allowed by the Plan, the provisions of Bankruptcy Rule 9006(a) shall apply.

3.   Except to the extent that the Bankruptcy Code or the Bankruptcy Rules are applicable, and subject to the provisions of any contract, instrument, release, indenture or other agreement or document entered into in connection with the Plan, the rights and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the state in which the Bankruptcy Court resides, without giving effect to the principles of conflict of laws thereof.

B.   Defined Terms

Unless the context otherwise requires, the following terms shall have the following meanings when used in capitalized form in the Plan:

1.   "Accrued Professional Compensation" means, at any given moment: (a) all accrued fees (including but not limited to success fees) for services rendered by all Professionals in the Chapter 11 Cases that the Bankruptcy Court has not yet awarded as compensation, either pursuant to an interim order or a Final Order; and (b) all expenses incurred by all Professionals in the Chapter 11 Cases that the Bankruptcy Court has not awarded as reimbursement, either pursuant to an interim order or a Final Order.

2.   "Administrative Claim" means a Claim for costs and expenses of administration under Section 503(b), 507(b) or 1114(e)(2) of the Bankruptcy Code, including: (a) the actual and necessary costs and expenses incurred after the Petition Date of preserving the Estates and operating the businesses of the Debtors (such as wages, salaries or commissions for services and payments for goods and other services and leased premises); (b) compensation for legal, financial advisory, accounting and other services and reimbursement of expenses awarded or allowed under Sections 330(a) or 331 of the Bankruptcy Code; (c) all fees and charges assessed against the Estates under Chapter 123 of Title 28 of the United States Code, 28 U.S.C. Sections 1911-30; and (d) obligations designated as Allowed Administrative Claims pursuant to an order of the Bankruptcy Court.

3.   "Allowed" means, with respect to any Claim, except as otherwise provided herein: (a) a Claim that has been scheduled by the Debtors in their schedules of liabilities as other than disputed, contingent or unliquidated and as to which the Debtors or any other party in interest have not Filed an objection by the Effective Date; (b) a Claim that either is not a Disputed Claim or has been allowed by a Final Order; (c) a Claim that is allowed: (i) in any stipulation with the Debtors of the amount and nature of such Claim executed prior to the Confirmation Date and approved by the Bankruptcy Court; (ii) in any stipulation with the Debtors of the amount and nature of such Claim executed on or after the Confirmation Date and, to the extent necessary, approved by the Bankruptcy Court; or (iii) in any contract, instrument, indenture or other agreement entered into or assumed in connection with the Plan; (d) a Claim relating to a rejected executory contract or unexpired lease that (i) is not a Disputed Claim or (ii) has been allowed by a Final Order, in either case only if a proof of Claim has been Filed by the Bar Date or has otherwise been deemed timely Filed under applicable law; or (e) a Claim that is allowed pursuant to the terms of the Plan.

4.   "Allowed . . . Claim" means an Allowed Claim in the particular Class described.

5.   "Anschutz" means The Anschutz Corporation.

6.   "Ballot Date" means the date stated in the Voting Instructions by which all Ballots must be received, as stated in the Scheduling Order.

7.   "Ballots" mean ballots accompanying the Disclosure Statement upon which Holders of Impaired Claims shall indicate their acceptance or rejection of the Plan in accordance with the Plan and the Voting Instructions.

8.   "Bank of America" means Bank of America, N.A., individually and in its capacity as agent under the Prepetition Bank Credit Agreement and Restructured Bank Credit Agreement.

9.   "Bank Claims" means any and all Claims, including but not limited to Secured Claims and Unsecured Claims, but excluding the UA Note Claim, arising from or relating to the Prepetition Bank Credit Agreement, which Claims shall be deemed Allowed without the need to File any proof of Claim.

10.   "Bankruptcy Code" means title I of the Bankruptcy Reform Act of 1978, as amended from time to time, as set forth in Sections 101 et seq. of title 11 of the United States Code, and applicable portions of titles 18 and 28 of the United States Code.

11.   "Bankruptcy Court" means the United States District Court having jurisdiction over the Chapter 11 Cases and, to the extent of any reference made pursuant to Section 157 of title 28 of the United States Code and/or the General Order of such District Court pursuant to Section 151 of title 28 of the United States Code, the bankruptcy unit of such District Court.

12.   "Bankruptcy Rules" means the Federal Rules of Bankruptcy Procedure, as amended from time to time, as applicable to the Chapter 11 Cases, promulgated under 28 U.S.C. Sections 2075 and

the General, Local and Chamber Rules of the Bankruptcy Court.

13.   "Bar Date" means the date for filing of proofs of Claim relating to any Claim as set forth in the Bar Date Order.

14.   "Bar Date Order" means that order of the Bankruptcy Court disposing of the Debtors' Motion for an Order Establishing a Bar Date for filing Proofs of Claim and Approving Manner of Notice Thereof.

15.   "Beneficial Holder" means the Person or Entity holding the beneficial interest in a Claim or Equity Interest.

16.   "BPTC" means Beth Page Theatre Co., Inc., a New York corporation, a debtor and debtor in possession in the Chapter 11 Cases.

17.   "Business Day" means any day, other than a Saturday, Sunday or legal holiday (as defined in Bankruptcy Rule 9006(a)).

18.   "By-Laws" mean the By-Laws of the Reorganized Debtors, the forms of which shall be Filed on or before the Confirmation Date.

19.   "Cash" means cash and cash equivalents.

20.   "Causes of Action" mean all Claims, actions, causes of action, chooses in action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialities, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, third-party claims, counterclaims, and crossclaims (including, but not limited to, all claims and any avoidance, recovery, subordination or other actions against insiders and/or any other entities under the Bankruptcy Code, including Sections 510, 542, 543, 544, 545, 547, 548, 549, 550, 551, and 553 of the Bankruptcy Code or otherwise, including Preference Actions) of the Debtors, the Debtors in Possession, and/or the Estates (including, but not limited to, those actions listed in Article IX of the Disclosure Statement and the Plan Supplement) that are or may be pending on the Effective Date or instituted by the Reorganized Debtors after the Effective Date against any entity, based in law or equity, including, but not limited to, under the Bankruptcy Code, whether direct, indirect, derivative, or otherwise and whether asserted or unasserted as of the date of entry of the Confirmation Order.

21.   "Chapter 11 Cases" means the above-captioned cases commenced by the Debtors in the Bankruptcy Court under Chapter 11 of the Bankruptcy Code.

22.   "Claim" means a claim (as defined in Section 101(5) of the Bankruptcy Code) against one or more of the Debtors, including, but not limited to: (a) any right to payment from one or more of the Debtors, whether or not such right is reduced to judgment, liquidated, unliquidated, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (b) any right to an equitable remedy for breach of performance by one or more of the Debtors, if such performance gives rise to a right of payment from one or more such Debtors, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

23.   "Claim Holder" or "Claimant" means the Holder of a Claim.

24.   "Class" means a category of Holders of Claims or Equity Interests as set forth in Article III of the Plan.

25.   "Class 2F Promissory Note" means an unsecured promissory note, with UATC as payor and the relevant Holder of an Allowed Class 2F Claim as payee, in an amount equal to the Class 2F Promissory Note Amount, plus eight percent (8%) simple (and not compounded) annual interest, payable as

follows:

(a) the first of three (3) equal annual installments of the Class 2F Promissory Note Amount shall be paid thirty (30) days after the Restructured Bank Credit Agreement Maturity Date;

(b) the second of three equal annual installments of the Class 2F Promissory Note Amount shall be paid one (1) year and thirty (30) days after the Restructured Bank Credit Agreement Maturity Date; and

(c) the third of three equal annual installments of the Class 2F Promissory Note Amount, plus the accrued interest due under such Class 2F Promissory Note, minus the amount distributed to such Holder on account of the Deferred Preference Litigation Proceeds, shall be paid two (2) years and thirty (30) days after the Restructured Bank Credit Agreement Maturity Date.

26. "Class 2F Promissory Note Amount," with respect to a Holder of an Allowed Class 2F Claim, is an amount equal to such Holder's Pro Rata distribution of the Unsecured Claim Distribution Amount; provided, however, that if the Estimated Class 2F Claims is less than $100 million, then the Class 2F Promissory Note Amount shall be an amount equal to such Holder's Pro Rata distribution of the Reduced Unsecured Claim Distribution Amount.

27. "Committee" or "Committees" means the Statutory Official Committee of Unsecured Creditors (and any and all subcommittees thereof, including, without limitation, the Trade Subcommittee), appointed in the Chapter 11 Cases pursuant to Section 1102 of the Bankruptcy Code.

28. "Common Stock" means the authorized common stock of the Debtors.

29. "Confirmation" means the entry of the Confirmation Order, subject to all conditions specified in Article IX.A of the Plan having been (i) satisfied or (ii) waived pursuant to Article IX.C.

30. "Confirmation Date" means the date upon which the Confirmation Order is entered by the Bankruptcy Court in its docket, within the meaning of Bankruptcy Rules 5003 and 9021.

31. "Confirmation Order" means the order of the Bankruptcy Court confirming the Plan pursuant to Section 1129 of the Bankruptcy Code.

32. "Consummation" means the occurrence of the Effective Date.

33. "Creditor" means any Holder of a Claim.

34. "D&O Releasees" means all of the past and present officers, directors, employees, attorneys, financial advisors, accountants, investment bankers, agents and representatives of the Debtors and their subsidiaries, in each case in their capacity as such.

35. "Debt Elector" means a Prepetition Lender who is not an Equity Elector.

36. "Debt Electors' New UA Common Stock" means the 8,000,000 shares of New UA Common Stock.

37. "Debtors" means United Artists Theatre Company, United Artists Theatre Circuit, Inc., United Artists Realty Company, United Artists Properties I Corp.,United Artists Properties II Corp., UAB, Inc., UAB II, Inc., Tallthe Inc., UA Theatre Amusements, Inc., UA International Property Holding, Inc., UA Property Holding II, Inc., United Artists International Management Company, Beth Page Theatre Co., Inc., United Film Distribution Company of South America, U.A.P.R., Inc., King Reavis Amusement Company, Mamaroneck Playhouse Holding Corporation, and R and S Theatres, Inc., as debtors in the

Chapter 11 Cases.

38.   "Debtors in Possession" means each of the Debtors, as debtors in possession in the Chapter 11 Cases.

39.   "Deferred Preference Litigation Proceeds" means 50% of the Initial Preference Litigation Proceeds, minus all fees, costs, and expenses incurred in pursuing, litigating, collecting, managing, distributing, and otherwise administering such proceeds, including, without limitation, reasonable attorneys' fees and expenses.

40.   "DIP Facility" means, pursuant to the terms and conditions set forth in the DIP Order, that certain $25 million debtor in possession credit facility to be provided to the Debtors.

41.   "DIP Lenders" means those lenders under the DIP Facility.

42.   "DIP Order" means the Bankruptcy Court order disposing of the Debtors' Motion for Final Order Pursuant to 11 U.S.C. Sections 363 and 364 Approving Secured Postpetition Financing, Use of Cash Collateral, and Related Relief.

43.   "Disclosure Statement" means the Disclosure Statement for the Plan of Reorganization for United Artists Theatre Company, et al. under Chapter 11 of the Bankruptcy Code, as amended, supplemented, or modified from time to time, describing the Plan, that is prepared and distributed in accordance with Sections 1125, 1126(b) and/or 1145 of the Bankruptcy Code, Bankruptcy Rule 3018, and/or other applicable law.

44.   "Disclosure Statement Approval Order Date" means the earlier of the (a) date that the Bankruptcy Court approves the Disclosure Statement pursuant to Bankruptcy Rule 3017 or (b) the date that the Bankruptcy Court enters an order approving the Disclosure Statement pursuant to Bankruptcy Rule 3017.

45.   "Disputed" means, with respect to any Claim or Equity Interest, any Claim or Equity Interest: (a) listed on the Schedules as unliquidated, disputed or contingent; (b) as to which any Debtor or any other party in interest has Filed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, which objection or request for estimation has not been withdrawn or determined by a Final Order; or (c) is otherwise disputed by any of the Debtors or any other party in interest in accordance with applicable law, which dispute has not been withdrawn or determined by a Final Order.

46.   "Distribution Record Date" means the close of business on the Business Day immediately preceding the Effective Date.

47.   "Effective Date" means the date selected by the Debtors which is on a Business Day after the Confirmation Date on which: (a) no stay of the Confirmation Order is in effect, and (b) all conditions specified in both Article IX.A and IX.B of the Plan have been (i) satisfied or (ii) waived pursuant to Article IX.C.

48.   "ENIC" means E.N. Investment Company, of one of the Prepetition Lenders, and a wholly-owned subsidiary of Anschutz.

49.   "Entity" means an entity as defined in Section 101(15) of the Bankruptcy Code.

50.   "Equity Elector" means a Prepetition Lender who has made an affirmative, irrevocable election in writing to be treated under the Plan as an Equity Elector on or before August 29,

2000.

51.   "Equity Elector Warrants" means, in accordance with the terms of the Lock-Up Agreements, the 3,750,000 warrants to acquire New UA Common Stock at a $10.00 per share strike price for a term of seven (7) years, issued pursuant to, and with rights and obligations as set forth in, the New Certificate of Incorporation of New UA.

52.   "Equity Electors' New UA Common Stock" means the 2,000,000 shares of New UA Common Stock.

53.   "Equity Interest" means any equity interest in any of the Debtors, including, but not limited to, all issued, unissued, authorized or outstanding shares or stock (including Common Stock or Preferred Stock), together with any warrants, options or contract rights to purchase or acquire such interests at any time.

54.   "Equity Releasees" means the Holders of Equity Interests in UA, past and present, solely in their capacity as equity holders, and their attorneys, financial advisors, accountants, investment bankers, agents, and other representatives.

55.   "Estates" means the collective estates of each of the Debtors created by Section 541 of the Bankruptcy Code upon the commencement of the Chapter 11 Cases.

56.   "Estimated Class 2F Claims" means the Debtors' good faith, reasonable estimate of the total amount of allowable Class 2F Claims, made after consultation with the Trade Subcommittee; provided, however, that (a) such estimate is made on or before fifty-five (55) days after the Effective Date, and (b) such estimate does not include Bank Claims, Subordinated Note Claims, and Paid Claims.

57.   "Exit Facility" means that certain $35 million credit facility to be provided to the Reorganized Debtors pursuant to the terms and conditions of the Exit Facility Commitment.

58.   "Exit Facility Commitment" means that certain commitment letter, containing the terms and conditions of the Exit Facility, to be Filed with the Bankruptcy Court on or before the Confirmation Date.

59.   "File" or "Filed" means file or filed with the Bankruptcy Court in the Chapter 11 Cases.

60.   "Filing Subsidiaries" means, collectively, UAB, UAB II, Tallthe, UATA, UAIPH, UAPH II, UAIMC, BPTC, UFDC, UAPR, KRAC, Mamaroneck, and R&S.

61.   "Final Decree" means the decree contemplated under Bankruptcy Rule 3022.

62.   "Final Order" means an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction with respect to the subject matter, which has not been reversed, stayed, modified or amended, and as to which the time to appeal or seek certiorari has expired and no appeal or petition for certiorari has been timely taken, or as to which any appeal that has been taken or any petition for certiorari that has been or may be Filed has been resolved by the highest court to which the order or judgment was appealed or from which certiorari was sought.

63.   "Fixed Rate Indenture" means the Indenture, dated as of April 28, 1998, between UA and State Street Bank and Trust Company of Missouri, N.A., as trustee, relating to the Fixed Rate

Notes.

64.   "Fixed Rate Notes" means the $225,000,000 of the 9.75% notes due April 15, 2008, issued by UA under the Fixed Rate Indenture.

65.   "Floating Rate Indenture" means the Indenture, dated as of April 28, 1998, between UA and State Street Bank and Trust Company of Missouri, N.A., as trustee, relating to the Floating Notes.

66.   "Floating Rate Notes" means the $50,000,000 of floating rate notes due October 15, 2007, issued by UA f/k/a Oscar I Corporation, under the Floating Rate Indenture.

67.   "General Unsecured Claim" means any Unsecured Claim (including, but not limited to, a Subordinated Note Claim) that is not a Bank Claim or an Intercompany Claim.

68.   "Holder" means a Person or Entity holding an Equity Interest or Claim, and, with respect to a vote on the Plan, means the Beneficial Holder as of the Voting Record Date or any authorized signatory who has completed and executed a Ballot or on whose behalf a Master Ballot has been completed and executed in accordance with the Voting Instructions.

69.   "Impaired Claim" means a Claim classified in an Impaired Class.

70.   "Impaired Class" means each of the following Classes: 1B, 1E, 1F, 2B, 2D, 2F, 2G, 3B, 3E, 4B, 4E, 5B, 5E, 6D, 7D, 8D, 9D, 10D, 11D, 12D, 13D, 14D, 15D, 16D, and 18D, as set forth in Article III of the Plan.

71.   "Information Agent" means Bankruptcy Services LLC, located at Heron Tower, 70 East 55th Street, 6th Floor, New York, NY 10022, Attn: Diane Rocano -- (888) 498-7762.

72.   "Initial Preference Litigation Proceeds" means all proceeds (net of fees, costs, and expenses), whether by settlement, compromise, judgment, or otherwise, actually received by the Reorganized Debtors with respect to any Preference Action.

73.   "Intercompany Claim" means a Claim by a Debtor or a Subsidiary against a Debtor or its Estate (other than the UA Note Claim or an Equity Interest in a Debtor), which Claim shall be deemed Allowed without the need to File any proof of Claim.

74.   "Intercompany Note" means that Intercompany Note, dated April 21, 1998, by and between UATC and UA, whereby UATC promised to pay to the order of UA the principal amount outstanding from time to time of loans made from time to time by UA to UATC from the proceeds of borrowings under the Prepetition Bank Credit Agreement, which is pledged as security for the Prepetition Bank Credit Agreement, and the principal amount outstanding under which is equivalent to the principal amount outstanding under the Prepetition Bank Credit Facility.

75.   "KRAC" means King Reavis Amusement Company, a California corporation, a debtor and debtor in possession in the Chapter 11 Cases.

76.   "Lock-Up Agreements" means, collectively, those Lock Up, Voting and Consent Agreements and the Term Sheet attached thereto, by and among certain of the Debtors, Bank of America, Anschutz, ENIC, and certain of the Prepetition Lenders (a) holding at least 66 2/3% of the Total Principal Amount outstanding under the Prepetition Bank Credit Agreement and (b) representing more than 50% of the total number of Holders of Claims under the Prepetition Bank Credit Agreement.

77.   "Mamaroneck" means Mamaroneck Playhouse Holding Corporation, a New York corporation, a debtor and debtor in possession in the Chapter 11 Cases.

78. "Mamaroneck Preferred Stock Payment" means, with respect to each Holder of Preferred Stock Equity Interest in Mamaroneck, Cash equal to $110 multiplied by the number of preferred shares held by such Holder, plus all accumulated distributions arising on account of the preferred shares held by such Holder.

79. "Management Equity" means, in accordance with the terms of the Lock-Up Agreements, the shares of New UA Common Stock reserved for Management Stock Options.

80. "Management Stock Options" means stock options granted to certain members of the management team of the Debtors and/or Reorganized Debtors for the purchase of New UA Common Stock, with vesting, strike price, and dilution rights in accordance with the terms of the Lock-Up Agreements.

81. "Master Ballots" means the master ballots accompanying the Disclosure Statement upon which the Nominees of the Beneficial Holders of the Subordinated Notes shall indicate acceptances or rejections of the Plan by the Beneficial Holders in accordance with the Voting Instructions.

82. "New Certificates of Incorporation" means the Certificates of Incorporation of the Reorganized Debtors, as restated, amended, or newly created, as described in Article V of the Plan, the forms of which shall be Filed on or as reasonably practicable after the Confirmation Date.

83. "New . . . Common Stock" means the shares of Common Stock of the particular Reorganized Debtor described, authorized pursuant to the New Certificate of Incorporation of that particular Reorganized Debtor.

84. "New UA" means Reorganized UA.

85. "New UA Common Stock" means, in accordance with the terms of the Lock-Up Agreements, the 10,000,000 shares of Common Stock of New UA, issued pursuant to, and with rights and obligations as set forth in, the New Certificate of Incorporation of New UA.

86. "New UA Convertible Preferred Stock" means, in accordance with the terms of the Lock-Up Agreements, the $57,000,000 in zero dividend perpetual convertible preferred stock with a $6.25 per common share conversion price for conversion to New UA Common Stock, issued pursuant to, and with rights and obligations as set forth in, the New Certificate of Incorporation of New UA.

87. "New UA Warrants" means, in accordance with the Lock-Up Agreements, the 1,850,000 warrants to acquire New UA Common Stock at a $10.00 per share strike price for a term of seven (7) years, issued pursuant to, and with rights and obligations as set forth in, the New Certificate of Incorporation of New UA.

88. "New UATC" means Reorganized UATC.

89. "New UATC Common Stock" means the common stock of New UATC, with rights and terms substantially identical to the rights and terms of the UATC Common Stock.

90. "Nominee" means any Beneficial Holder whose securities were registered or held of record in the name of his, her, or its broker, dealer, commercial bank, trust company, savings and loan or other nominee.

91. "Official Bankruptcy Forms" means the Official and Procedural Bankruptcy Forms, prescribed by the Judicial Conference of the United States, in accordance with Bankruptcy Rule 9009.

92. "Other Priority Claims" means any Claim accorded priority in right of payment

under Section 507(a) of the Bankruptcy Code, other than a Priority Tax Claim or an Administrative Claim.

93.   "Other Secured Claims" means all Secured Claims, other than Bank Claims, against any of the Debtors held by any Person or Entity.

94.   "Paid Claims" shall mean, collectively: (a) Claims asserted by parties to executory contracts or unexpired leases assumed by one or more of the Debtors in accordance with Article VI.A of the Plan; (b) Claims of Creditors deemed "essential trade creditors" in accordance with the Bankruptcy Court's Order Granting Debtors Authority For Provisional Payment of Prepetition Claims of Essential Trade Creditors, dated September 7, 2000; (c) Claims of Distributors (i.e., film studios), as defined in the Debtors' Motion for Order Authorizing the Assumption of Executory Film Distribution and Advertising Contracts; or in the Alternative, the Payment of Prepetition Claims Asserted by Necessary Film Distributors dated September 5, 2000 and the Order granting said Motion; plus (d) other Claims that have been settled or otherwise paid by the Debtors.

95.   "Person" means a person as defined in Section 101(41) of the Bankruptcy Code.

96.   "Petition Date" means the date on which the Debtors Filed their respective petitions for relief commencing the Chapter 11 Cases.

97.   "Placement Agent Releasees" means, collectively, Merrill Lynch & Co., BancAmerica Robertson Stephens, Morgan Stanley Dean Witter, BancBoston Securities, Inc. and NationsBanc Montgomery Securities, LLC, their successors in interest, and their attorneys, financial advisors, accountants, investment banker, agents and other representatives.

98.   "Plan" means the Chapter 11 Joint Plan of Reorganization of United Artists Theatre Company, United Artists Realty Company, United Artists Properties I Corp., United Artists Properties II Corp., and United Artists Theatre Circuit, Inc. and its Filing Subsidiaries either in its present form or as it may be altered, amended, modified or supplemented from time to time in accordance with the Plan, the Bankruptcy Code and the Bankruptcy Rules.

99.   "Plan Supplement" means that supplement to the Plan that is to be Filed with the Bankruptcy Court, a copy of which is maintained by the Information Agent and is available upon specific request in writing.

100.   "Post-Confirmation Estates" means each Estate, collectively and individually, upon and after the Effective Date, pursuant to the terms and conditions of the Plan.

101.   "Preference Action" means any Cause of Action brought pursuant to Sections 547 and 550 of the Bankruptcy Code against any Person or other entity, including, without limitation, those Persons and entities listed in Item No. 3 of the Schedules.

102.   "Preference Litigation Proceeds" means (a) 50% of the Initial Preference Litigation Proceeds plus (b) the Deferred Preference Litigation Proceeds.

103.   "Preferred Stock" means the authorized preferred stock of one or more of the Debtors.

104.   "Prepetition Bank Credit Agreement" means that certain Credit Agreement dated April 28, 1998, by and among UA, Bank of America, N.A., as Administrative Agent, Bank Boston, N.A., as Documentation Agent, Nations Bank Texas, N.A., as Syndication Agent, and Merrill Lynch Capital Corporation and Morgan Stanley Senior Funding, Inc., as Co. Syndication Agents, and certain lenders that

are parties thereto, together with all related notes, certificates, security agreements, mortgages, pledges, indemnities, collateral assignments, undertakings, guarantees, and other instruments and documents, as each may have been amended or modified from time to time.

105. "Prepetition Lenders" means those lenders under the Prepetition Bank Credit Agreement.

106. "Prepetition Lender Releasees" means all past and present Prepetition Lenders and the Administrative Agent under the Prepetition Bank Credit Agreement, and their attorneys, financial advisors, accountants, investment banker, agents and other representatives.

107. "Prepetition Subordinated Noteholder Committee" means that ad hoc committee of certain Holders of the Subordinated Notes established prior to the Petition Date.

108. "Priority Tax Claim" means a Claim of a government unit of the kind specified in Section 507(a)(8) of the Bankruptcy Code.

109. "Pro Rata" means proportionately so that with respect to an Allowed Claim, the ratio of (a) (i) the amount of property distributed on account of a particular Allowed Claim to (ii) the amount of the Allowed Claim, is the same as the ratio of (b) (i) the amount of property distributed on account of all Allowed Claims of the Class in which the particular Allowed Claim is included to (ii) the amount of all Allowed Claims in that Class.

110. "Professionals" means a Person or Entity (a) employed pursuant to a Final Order in accordance with Sections 327 and 1103 of the Bankruptcy Code and to be compensated for services rendered prior to the Effective Date, pursuant to Sections 327, 328, 329, 330 and 331 of the Bankruptcy Code, or (b) for which compensation and reimbursement has been allowed by the Bankruptcy Court pursuant to Section 503(b)(4) of the Bankruptcy Code.

111. "Professional Escrow Account" means an interest-bearing savings account maintained by the Reorganized Debtors with funds deposited solely for the purpose of paying all fees and expenses of Professionals in the Chapter 11 Cases.

112. "Promissory Note" means an unsecured promissory note, with the relevant Debtor as payor and the relevant Claim Holder as payee, with a maturity date after the Restructured Bank Credit Agreement Maturity Date and in the form contained in the Plan Supplement.

113. "R&S" means R and S Theatres, Inc., a Mississippi corporation, a debtor and debtor in possession in the Chapter 11 Cases.

114. "Reduced Unsecured Claim Distribution Amount" equals the Unsecured Distribution Amount minus the Unsecured Claim Note Reduction.

115. "Releasees" means, collectively, the D&O Releasees, the Prepetition Lender Releasees, the Placement Agent Releasees, Stonington, the Subordinated Note Releasees, and the Equity Releasees.

116. "Reorganized Debtors" means the Debtors and the Debtors in Possession, or any successor thereto, by merger, consolidation, or otherwise, on and after the Effective Date.

117. "Reorganized . . ." means the Debtor and the Debtor in Possession described therein, or any successor thereto, by merger, consolidation, or otherwise, on and after the Effective Date.

118.   "Restructured Bank Credit Agreement" means that agreement and documents ancillary thereto, by and among UA, certain of its affiliates, and the Debt Electors, containing the terms and conditions of Restructured Bank Credit Facility.

119.   "Restructured Bank Credit Agreement Maturity Date" means the date on the four (4) year anniversary of the Confirmation Date.

120.   "Restructured Bank Credit Agreement Note Interests" means the Claims of the Debt Electors under the Restructured Bank Credit Facility.

121.   "Restructured Bank Credit Facility" means that certain approximately $252.2 million restructured credit facility provided to the Reorganized Debtors containing terms and conditions substantially similar in all economic respects to those set forth in the Term Sheet.

122.   "Royal" means G. Monte Royal.

123.   "Schedules" mean the schedules of assets and liabilities, schedules of executory contracts, and the statement of financial affairs as the Bankruptcy Court requires the Debtors to File pursuant to Section 521 of the Bankruptcy Code, the Official Bankruptcy Forms and the Bankruptcy Rules, as they may be amended and supplemented from time to time.

124.   "Scheduling Order" means the order of the Bankruptcy Court disposing of the Debtors' Motion for Order (1) Scheduling Hearings to Approve Adequacy of Disclosure Statement and to Confirm Plan of Reorganization (2) Establishing Objection Deadlines, (3) Approving Form of Ballots, Voting Deadline and Solicitation Procedures, and (4) Approving Form of Notice.

125.   "Secured Claim" means: (a) a Claim (other than a Claim in any way arising from or relating to a Claim of a lessor for damages resulting from the termination of a lease of real property) that is secured by a lien on property in which any of the Estates has an interest, which lien is valid, perfected and enforceable under applicable law or by reason of a Final Order, or that is subject to setoff under Section 553 of the Bankruptcy Code, to the extent of the value of the Claim Holder's interest in any of the Estates' interest in such property or to the extent of the amount subject to setoff, as applicable, as determined pursuant to Section 506(a) of the Bankruptcy Code; or (b) a Claim Allowed under the Plan as a Secured Claim.

126.   "Securities Act" means the Securities Act of 1933, 15 U.S.C. Sections 77a-77aa, as now in effect or hereafter amended.

127.   "Statement of Officers and Directors" means a statement Filed with the Bankruptcy Court indicating the officers and directors of the Reorganized Debtors, and any other information, if any, required by Article V.E of the Plan.

128.   "Stonington" means Stonington Partners, Inc.

129.   "Subordinated Notes" means the Fixed Rate Notes and the Floating Rate Notes.

130.   "Subordinated Note Claims" means all Claims arising from or related to the Subordinated Notes.

131.   "Subordinated Note Indentures" means, collectively, the Floating Rate Indenture and the Fixed Rate Indenture.

132. "Subordinated Note Indenture Trustee" means the State Street Bank and Trust Company of Missouri, N.A., in its capacity as indenture trustee under the Floating Rate Indenture and under the Fixed Rate Indenture.

133. "Subordinated Noteholder Lock-Up Agreements" means, collectively, those Lock Up, Voting and Consent Agreements and the Term Sheets attached thereto, by and among certain of the Holders of the Subordinated Note Claims holding at least 66 2/3% of the aggregate dollar amount of the Subordinated Notes.

134. "Subordinated Noteholder Releasees" means those signatories to the Subordinated Noteholder Lock-Up Agreements, and their attorneys, financial advisors, accountants, investment banker, agents and other representatives.

135. "Subsidiary" means a corporation or limited liability company in which any Debtor owns or controls, directly or indirectly, at least a 50% equity interest.

136. "Tallthe" means Tallthe Inc., a New York corporation, a debtor and debtor in possession in the Chapter 11 Cases.

137. "Term Sheet" means that term sheet attached as an exhibit to and incorporated by the Lock-Up Agreements.

138. "Total Principal Amount" means the total dollar amount of outstanding principal indebtedness under the Prepetition Bank Credit Agreement.

139. "Total Enterprise Value" means the amount that a reasonable person would pay to purchase all of the assets of the Debtors in an arm's length transaction, as determined by New UA in its sole discretion.

140. "Trade Subcommittee Term Sheet" means that certain term sheet by and between the Debtors and the Trade Subcommittee.

141. "Trade Subcommittee" means Coca-Cola North America and Simon Property Group, L.P., in their capacity as the sole members of the trade subcommittee of the Committee.

142. "UA" means United Artists Theatre Company f/k/a Oscar I Corporation, a Delaware corporation, a debtor and debtor in possession in the Chapter 11 Cases.

143. "UA Note Claim" means the Claim of UA against UATC arising from and relating to the Intercompany Note, which shall be deemed Allowed without the need to File any proof of Claim.

144. "UAB" means UAB, Inc., a Delaware corporation, a debtor and debtor in possession in the Chapter 11 Cases.

145. "UAB II" means UAB II, Inc., a Colorado corporation, a debtor and debtor in possession in the Chapter 11 Cases.

146. "UAIMC" means United Artists International Management Company, a Colorado corporation, a debtor and debtor in possession in the Chapter 11 Cases.

147. "UAIPH" means UA International Property Holding, Inc., Colorado corporation, a debtor and debtor in possession in the Chapter 11 Cases.

148.   "UAP I" means United Artists Properties I Corp., a Colorado corporation, a debtor and debtor in possession in the Chapter 11 Cases.

149.   "UAP II" means United Artists Properties II Corp., a Colorado corporation, a debtor and debtor in possession in the Chapter 11 Cases.

150.   "UAR" means United Artists Realty Company, a Delaware Corporation, a debtor and debtor-in-possession in the Chapter 11 Cases.

151.   "UAPH II" means UA Property Holding II, Inc., a Colorado corporation, a debtor and debtor in possession in the Chapter 11 Cases.

152.   "UAPR" means U.A.P.R., Inc., a Delaware corporation, a debtor and debtor in possession in the Chapter 11 Cases.

153.   "UATA" means UA Theatre Amusements, Inc., a New York corporation, a debtor and debtor in possession in the Chapter 11 Cases.

154.   "UATC" means United Artists Theatre Circuit, a Maryland corporation, a debtor and debtor in possession in the Chapter 11 Cases.

155.   "UFDC" means United Film Distribution Company of South America, Delaware corporation, a debtor and debtor in possession in the Chapter 11 Cases.

156.   "Unimpaired Claim" means an unimpaired Claim within the meaning of Section 1124 of the Bankruptcy Code.

157.   "Unimpaired Class" means an unimpaired Class within the meaning of Section 1124 of the Bankruptcy Code.

158.   "Unsecured Claim" means any Claim against any of the Debtors that is not a Secured Claim, Administrative Claim, Priority Tax Claim or Other Priority Claim.

159.   "Unsecured Claim Distribution Amount" means $5 million, without any accrued interest.

160.   "Unsecured Claim Note Reduction" equals $10 million multiplied by [($100 million - Estimated Class 2F Claims)/$100 million].

161.   "Voting Instructions" mean the instructions for voting on the Plan contained in (a) the Sections of the Disclosure Statement entitled PROCESS OF VOTING AND CONFIRMATION; VOTING ON THE PLAN, (b) in the Ballots and the Master Ballots, and (c) in the Scheduling Order.

162.   "Voting Record Date" means the Disclosure Statement Approval Order Date, as established by the Bankruptcy Court in the Scheduling Order and in accordance with Bankruptcy Rule 3017.

163.   "Working Group" means, collectively, the Bank of America, Morgens, Waterfall, Vintiadis & Company, Inc., and Van Kampen Investment Advisory Corp.

ARTICLE II.
ADMINISTRATIVE AND PRIORITY TAX CLAIMS

A.   Administrative Claims

Subject to the provisions of Sections 330(a) and 331 of the Bankruptcy Code, each Holder of an Allowed Administrative Claim will be paid the full unpaid amount of such Allowed Administrative Claim in Cash on the Effective Date, or upon such other terms as set forth in the Plan, as may be agreed upon by such Holder and the Reorganized Debtors, or otherwise upon order of the Bankruptcy Court; provided, however, that Allowed Administrative Claims representing obligations incurred in the ordinary course of business or otherwise assumed by the Debtors pursuant to the Plan will be assumed on the Effective Date and paid or performed by the Reorganized Debtors when due in accordance with the terms and conditions of the particular agreements governing such obligations.

B.   Priority Tax Claims

On or as soon as reasonably practicable after the Effective Date, each Holder of a Priority Tax Claim due and payable on or prior to the Effective Date shall be paid Cash in an amount equal to the amount of such Allowed Claim, or shall be paid on account of its Allowed Claim on such other terms as have been or may be agreed upon by such Holder and the Debtors. The amount of any Priority Tax Claim that is not an Allowed Claim or that is not otherwise due and payable on or prior to the Effective Date, and the rights of the Holder of such Claim, if any, to payment in respect thereof shall (i) be determined in the manner in which the amount of such Claim and the rights of the Holder of such Claim would have been resolved or adjudicated if the Chapter 11 Cases had not been commenced, (ii) survive the Effective Date and Consummation of the Plan as if the Chapter 11 Cases had not been commenced, and (iii) not be discharged pursuant to Section 1141 of the Bankruptcy Code. In accordance with Section 1124 of the Bankruptcy Code, the Plan shall leave unaltered the legal, equitable, and contractual rights of each Holder of a Priority Tax Claim.

ARTICLE III.
CLASSIFICATION AND TREATMENT
OF CLASSIFIED CLAIMS AND EQUITY INTERESTS

A.   Summary

The categories of Claims and Equity Interests listed below classify Claims and Equity Interests for all purposes, including voting, Confirmation and distribution pursuant to the Plan and pursuant to Sections 1122 and 1123(a)(1) of the Bankruptcy Code. A Claim or Equity Interest shall be deemed classified in a particular Class only to the extent that the Claim or Equity Interest qualifies within the description of that Class and shall be deemed classified in a different Class to the extent that any remainder of such Claim or Equity Interest qualifies within the description of such different Class. A Claim or Equity Interest is in a particular Class only to the extent that such Claim or Equity Interest is Allowed in that Class and has not been paid or otherwise settled prior to the Effective Date.

THE ESTATES OF THE DEBTORS HAVE NOT BEEN CONSOLIDATED, SUBSTANTIVELY OR OTHERWISE. THE CLAIMS HELD AGAINST ONE OF THE DEBTORS WILL BE SATISFIED SOLELY FROM THE CASH AND ASSETS OF SUCH DEBTOR. EXCEPT AS SPECIFICALLY SET FORTH HEREIN, NOTHING IN THE PLAN OR THE DISCLOSURE STATEMENT SHALL CONSTITUTE OR BE DEEMED TO CONSTITUTE AN

ADMISSION THAT ANY ONE OF THE DEBTORS IS SUBJECT TO OR LIABLE FOR ANY CLAIM AGAINST ANY OTHER DEBTOR. THE CLAIMS OF CREDITORS THAT HOLD CLAIMS AGAINST ALL OR MORE THAN ONE OF THE DEBTORS WILL BE TREATED AS SEPARATE CLAIMS WITH RESPECT TO EACH DEBTOR'S ESTATE FOR ALL PURPOSES (INCLUDING, BUT NOT LIMITED TO, DISTRIBUTIONS AND VOTING), AND SUCH CLAIMS WILL BE ADMINISTERED AS PROVIDED IN THE PLAN.

The classification of Claims and Equity Interests against the Debtors pursuant to the Plan is as follows:

UNITED ARTISTS THEATRE COMPANY

Class	Claim	Status	Voting Rights
1A	Other Priority Claims	Unimpaired	Not entitled to vote
1B	Bank Claims	Impaired	Entitled to vote
1C	Other Secured Claims	Unimpaired	Not entitled to vote
1D	Intercompany Claims	Unimpaired	Not entitled to vote
1E	General Unsecured Claims	Impaired	Not entitled to vote
1F	Equity Interests	Impaired	Not entitled to vote

UNITED ARTISTS THEATRE CIRCUIT, INC.

Class	Claim	Status	Voting Rights
2A	Other Priority Claims	Unimpaired	not entitled to vote
2B	Bank Claims	Impaired	entitled to vote
2C	Other Secured Claims	Unimpaired	not entitled to vote
2D	UA Note Claim	Impaired	entitled to vote
2E	Intercompany Claims	Unimpaired	not entitled to vote
2F	General Unsecured Claims	Impaired	entitled to vote
2G	Equity Interests	Impaired	not entitled to vote

UNITED ARTISTS REALTY COMPANY

Class	Claim	Status	Voting Rights
3A	Other Priority Claims	Unimpaired	not entitled to vote
3B	Bank Claims	Impaired	entitled to vote

UNITED ARTISTS REALTY COMPANY

Class	Claim	Status	Voting Rights
3C	Other Secured Claims	Unimpaired	not entitled to vote
3D	Intercompany Claims	Unimpaired	not entitled to vote
3E	General Unsecured Claims	Impaired	entitled to vote
3F	Equity Interests	Unimpaired	not entitled to vote

UNITED ARTISTS PROPERTIES I CORP.

Class	Claim	Status	Voting Rights
4A	Other Priority Claims	Unimpaired	not entitled to vote
4B	Bank Claims	Impaired	entitled to vote
4C	Other Secured Claims	Unimpaired	not entitled to vote
4D	Intercompany Claims	Unimpaired	not entitled to vote
4E	General Unsecured Claims	Impaired	entitled to vote
4F	Equity Interests	Unimpaired	not entitled to vote

UNITED ARTISTS PROPERTIES II CORP.

Class	Claim	Status	Voting Rights
5A	Other Priority Claims	Unimpaired	not entitled to vote
5B	Bank Claims	Impaired	entitled to vote
5C	Other Secured Claims	Unimpaired	not entitled to vote
5D	Intercompany Claims	Unimpaired	not entitled to vote
5E	General Unsecured Claims	Impaired	entitled to vote
5F	Equity Interests	Unimpaired	not entitled to vote

UAB, INC.

Class	Claim	Status	Voting Rights
6A	Other Priority Claims	Unimpaired	not entitled to vote
6B	Secured Claims	Unimpaired	not entitled to vote

UAB, INC.

Class	Claim	Status	Voting Rights
6C	Intercompany Claims	Unimpaired	not entitled to vote
6D	General Unsecured Claims	Impaired	entitled to vote
6E	Equity Interests	Unimpaired	not entitled to vote

UAB II, INC.

Class	Claim	Status	Voting Rights
7A	Other Priority Claims	Unimpaired	not entitled to vote
7B	Secured Claims	Unimpaired	not entitled to vote
7C	Intercompany Claims	Unimpaired	not entitled to vote
7D	General Unsecured Claims	Impaired	entitled to vote
7E	Equity Interests	Unimpaired	not entitled to vote

TALLTHE INC.

Class	Claim	Status	Voting Rights
8A	Other Priority Claims	Unimpaired	not entitled to vote
8B	Secured Claims	Unimpaired	not entitled to vote
8C	Intercompany Claims	Unimpaired	not entitled to vote
8D	General Unsecured Claims	Impaired	entitled to vote
8E	Equity Interests	Unimpaired	not entitled to vote

UA THEATRE AMUSEMENTS, INC.

Class	Claim	Status	Voting Rights
9A	Other Priority Claims	Unimpaired	not entitled to vote
9B	Secured Claims	Unimpaired	not entitled to vote
9C	Intercompany Claims	Unimpaired	not entitled to vote

UA THEATRE AMUSEMENTS, INC.

Class	Claim	Status	Voting Rights
9D	General Unsecured Claims	Impaired	entitled to vote
9E	Equity Interests	Unimpaired	not entitled to vote

UA INTERNATIONAL PROPERTY HOLDING, INC.

Class	Claim	Status	Voting Rights
10A	Other Priority Claims	Unimpaired	not entitled to vote
10B	Secured Claims	Unimpaired	not entitled to vote
10C	Intercompany Claims	Unimpaired	not entitled to vote
10D	General Unsecured Claims	Impaired	entitled to vote
10E	Equity Interests	Unimpaired	not entitled to vote

UA PROPERTY HOLDING II, INC.

Class	Claim	Status	Voting Rights
11A	Other Priority Claims	Unimpaired	not entitled to vote
11B	Secured Claims	Unimpaired	not entitled to vote
11C	Intercompany Claims	Unimpaired	not entitled to vote
11D	General Unsecured Claims	Impaired	entitled to vote
11E	Equity Interests	Unimpaired	not entitled to vote

UNITED ARTISTS INTERNATIONAL MANAGEMENT COMPANY

Class	Claim	Status	Voting Rights
12A	Other Priority Claims	Unimpaired	not entitled to vote
12B	Secured Claims	Unimpaired	not entitled to vote
12C	Intercompany Claims	Unimpaired	not entitled to vote
12D	General Unsecured Claims	Impaired	entitled to vote
12E	Equity Interests	Unimpaired	not entitled to vote

BETH PAGE THEATRE CO. INC.

Class	Claim	Status	Voting Rights
13A	Other Priority Claims	Unimpaired	not entitled to vote
13B	Secured Claims	Unimpaired	not entitled to vote

BETH PAGE THEATRE CO. INC.

Class	Claim	Status	Voting Rights
13C	Intercompany Claims	Unimpaired	not entitled to vote
13D	General Unsecured Claims	Impaired	entitled to vote
13E	Equity Interests	Unimpaired	not entitled to vote

UNITED FILM DISTRIBUTION COMPANY OF SOUTH AMERICA

Class	Claim	Status	Voting Rights
14A	Other Priority Claims	Unimpaired	not entitled to vote
14B	Secured Claims	Unimpaired	not entitled to vote
14C	Intercompany Claims	Unimpaired	not entitled to vote
14D	General Unsecured Claims	Impaired	entitled to vote
14E	Equity Interests	Unimpaired	not entitled to vote

U.A.P.R., INC.

Class	Claim	Status	Voting Rights
15A	Other Priority Claims	Unimpaired	not entitled to vote
15B	Secured Claims	Unimpaired	not entitled to vote
15C	Intercompany Claims	Unimpaired	not entitled to vote
15D	General Unsecured Claims	Impaired	entitled to vote
15E	Equity Interests	Unimpaired	not entitled to vote

KING REAVIS AMUSEMENT COMPANY

Class	Claim	Status	Voting Rights
16A	Other Priority Claims	Unimpaired	not entitled to vote
16B	Secured Claims	Unimpaired	not entitled to vote
16C	Intercompany Claims	Unimpaired	not entitled to vote
16D	General Unsecured Claims	Impaired	entitled to vote
16E	Equity Interests	Unimpaired	not entitled to vote

MAMARONECK PLAYHOUSE HOLDING CORPORATION

Class	Claim	Status	Voting Rights
17A	Other Priority Claims	Unimpaired	not entitled to vote
17B	Secured Claims	Unimpaired	not entitled to vote

MAMARONECK PLAYHOUSE HOLDING CORPORATION

Class	Claim	Status	Voting Rights
17C	Intercompany Claims	Unimpaired	not entitled to vote
17D	General Unsecured Claims	Unimpaired	not entitled to vote
17E	Preferred Stock Equity Interests	Unimpaired	not entitled to vote
17F	Common Stock Equity Interests	Unimpaired	not entitled to vote

R AND S THEATRES, INC.

Class	Claim	Status	Voting Rights
18A	Other Priority Claims	Unimpaired	not entitled to vote
18B	Secured Claims	Unimpaired	not entitled to vote
18C	Intercompany Claims	Unimpaired	not entitled to vote
18D	General Unsecured Claims	Impaired	entitled to vote
18E	Equity Interests	Unimpaired	not entitled to vote

B.   Classification and Treatment of Claims against UA

1.   Class 1A -- Other Priority Claims

(a)   **Classification:** Class 1A consists of all Other Priority Claims against UA.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 1A Claims are unaltered by the Plan. Unless the Holder of such Claim and UA agree to a different treatment, each Holder of an Allowed Class 1A Claim shall receive one of the following alternative treatments, at the election of UA:

(i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by New UA;

(ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by New UA, or (B) will be paid in full in Cash by New UA when and as such Claim becomes due and owing in the ordinary course of business; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 1A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 1A is not impaired, and the Holders of Class 1A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 1A are not entitled to vote to accept or reject the Plan.

2. Class 1B Bank Claims

    (a)   **Classification:** Class 1B consists of all Bank Claims against UA.

    (b)   **Treatment:** In full and complete satisfaction of all Claims in Class 1B, each Holder of an Allowed Class 1B Claim shall receive the same treatment set forth for the Holders of Class 2B Claims.

    (c)   **Voting:** Class 1B is impaired, and the Holders of Class 1B Claims are entitled to vote to accept or reject the Plan.

3. Class 1C -- Other Secured Claims

    (a)   **Classification:** Class 1C consists of all Other Secured Claims against UA.

    (b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 1C Claims are unaltered by the Plan. Unless the Holder of such Claim and UA agree to a different treatment, each Holder of an Allowed Class 1C Claim shall receive one of the following alternative treatments, at the election of UA:

        (i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

        (ii)   UA shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UA or New UA; or

        (iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 1C Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

    (c)   **Voting:** Class 1C is not impaired, and the Holders of Class 1C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 1C are not entitled to vote to accept or reject the Plan.

4. Class 1D -- Intercompany Claims

    (a)   **Classification:** Class 1D consists of all Intercompany Claims against UA.

    (b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 1D Claim shall retain such claim and all rights, interests, and obligations related thereto.

    (c)   **Voting:** Class 1D is not impaired, and the Holders of Class 1D Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 1D are not entitled to vote to accept or reject the Plan.

5. **Class 1E -- General Unsecured Claims**

(a) **Classification:** Class 1E consists of all General Unsecured Claims against UA.

(b) **Treatment:** On the Effective Date, the Holders of Class 1E Claims shall be deemed to have neither received any distribution directly from the Debtors nor have retained any property of the Debtors under the Plan. All Subordinated Notes issued before the Petition Date will be canceled.

(c) **Voting:** Class 1E is impaired, but because no distribution will be made by the Debtor to Holders of Class 1E Claims, nor will such Holders retain any property, such Holders are deemed to reject the Plan pursuant to Section 1126(g) of the Bankruptcy Code. Class 1E is not entitled to vote to accept or reject the Plan.

6. **Class 1F -- Equity Interests**

(a) **Classification:** Class 1F consists of the Claims of Holders of Equity Interests in UA.

(b) **Treatment:** On the Effective Date, the Holders of Class 1F Equity Interests shall neither receive any distribution from the Debtors nor retain any property of the Debtors under the Plan. All Common Stock issued before the Petition Date will be canceled.

(c) **Voting:** Class 1F is impaired, but because no distribution will be made to Holders of Class 1F Equity Interests nor will such Holders retain any property, such Holders are deemed to reject the Plan pursuant to Section 1126(g) of the Bankruptcy Code. Class 1F is not entitled to vote to accept or reject the Plan.

C. **Classification and Treatment of Claims against UATC**

1. **Class 2A -- Other Priority Claims**

(a) **Classification:** Class 2A consists of all Other Priority Claims against UATC.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 2A Claims are unaltered by the Plan. Unless the Holder of such Claim and UATC agree to a different treatment, each Holder of an Allowed Class 2A Claim shall receive one of the following alternative treatments, at the election of UATC:

(i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by New UATC;

(ii) to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by New UATC, or (B) will be paid in full in Cash by New UATC when and as such Claim becomes due and owing in the ordinary course of business; or

(iii) such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 2A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c) **Voting:** Class 2A is not impaired, and the Holders of Class 2A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 2A are not entitled to vote to accept or reject the Plan.

2. **Class 2B -- Bank Claims**

   (a) **Classification:** Class 2B consists of all Bank Claims against UATC.

   (b) **Treatment:** Each Holder of an Allowed Class 2B Claim shall be treated under the Plan as a Debt Elector or an Equity Elector. On or as soon as practicable after the Effective Date, in full and complete satisfaction of all Class 2B Claims and in accordance with the terms in the Lock-Up Agreements, (i) each Debt Elector shall receive a Pro Rata distribution of (A) the Restructured Bank Credit Agreement Note Interests and (B) the Debt Electors' New UA Common Stock, and (ii) Bank of America (or its assignee) shall receive the New UA Warrants, to be held in trust for the benefit of the Debt Electors (or their assignees) and distributed as described in Article VII.K of the Plan. On or as soon as practicable after the Effective Date, in full and complete satisfaction of all Class 2B Claims and in accordance with the terms in the Lock-Up Agreements, each Equity Elector shall receive a Pro Rata distribution of (i) the Equity Electors' New UA Common Stock, (ii) the New UA Convertible Preferred Stock, and (iii) the Equity Elector Warrants; provided, however, that if any Equity Elector does not fund its required portion of the DIP Facility in accordance with the terms of that Facility and the DIP Order, such Equity Elector shall be deemed a Debt Elector for all purposes under the Plan and in connection with the Chapter 11 Cases and shall have no ability to cure such failure to fund its portion of the DIP Facility. On the Confirmation Date, Bank of America shall receive from the Reorganized Debtors, in accordance with the Lock-Up Agreements, a $1,000,000 Cash fee to be held in trust for the benefit of the Working Group and ENIC in consideration for their efforts in the consensual restructuring of the Debtors' obligations.

   (c) **Voting:** Class 2B is impaired, and the Holders of Class 2B Claims are entitled to vote to accept or reject the Plan.

3. **Class 2C -- Other Secured Claims**

   (a) **Classification:** Class 2C consists of all Other Secured Claims against UATC.

   (b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 2C Claims are unaltered by the Plan. Unless the Holder of such Claim and UATC agree to a different treatment, each Holder of an Allowed Class 2C Claim shall receive one of the following alternative treatments, at the election of UATC:

       (i) the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

       (ii) UATC shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UATC or Reorganized UATC; or

       (iii) such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 2C Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c) **Voting:** Class 2C is not impaired, and the Holders of Class 2C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 2C are not entitled to vote to accept or reject the Plan.

4. **Class 2D -- UA Note Claim**

(a) **Classification:** Class 2D consists of the UA Note Claim against UATC.

(b) **Treatment:** On or as soon as reasonably practicable after the Effective Date, in full and complete satisfaction of the Class 2D Claim, UA, the Holder of the Allowed Class 2D Claim, shall receive the New UATC Common Stock.

(c) **Voting:** Class 2D is impaired, and the Holder of the Class 2D Claim is entitled to vote to accept or reject the Plan.

5. **Class 2E -- Intercompany Claims**

(a) **Classification:** Class 2E consists of all Intercompany Claims against UATC.

(b) **Treatment:** On the Effective Date, each Holder of an Allowed Class 2E Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 2E is not impaired, and the Holders of Class 2E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 2E are not entitled to vote to accept or reject the Plan.

6. **Class 2F -- General Unsecured Claims**

(a) **Classification:** Class 2F consists of all General Unsecured Claims against UATC.

(b) **Treatment:** Each Holder of an Allowed Class 2F Claim shall receive, in full and complete satisfaction of such Claim the following:

(i) a Pro Rata distribution of the Unsecured Claim Distribution Amount, payable in three equal installments on August 1, 2001, December 3, 2001, and June 3, 2002, respectively; provided, however, that such a Pro Rata distribution is subject to an appropriate holdback by the Reorganized Debtors that the Debtors believe, in their sole discretion, is necessary to ensure proper Pro Rata distributions to Holders of Allowed Class 2F Claims and Disputed Class 2F Claims whose Claims subsequently become Allowed Class 2F Claims, all in accordance with Article VIII.C of the Plan;

(ii) a Class 2F Promissory Note, on or as soon as reasonable practicable after the Effective Date; and

(iii) a Pro Rata distribution of the Preference Litigation Proceeds; provided, however, that such a Pro Rata distribution is subject to an appropriate holdback by the Debtors that the Debtors believe, in their sole discretion, is necessary to ensure proper Pro Rata distributions to holders of Allowed Class 2F Claims and Disputed Class 2F Claims whose Claims subsequently become Allowed Class 2F Claims, all in accordance with Article VIII.C of the Plan;

further provided, however, that if Class 2F does not vote to accept the Plan, then on the Effective Date, each Holder of a Class 2F Claim shall neither receive any distribution nor retain any property under the Plan.

(c)   **Voting:** Class 2F is impaired, and the Holders of Class 2F Claims are entitled to vote to accept or reject the Plan.

7.   Class 2G -- Equity Interests

(a)   **Classification:** Class 2G consists of all Equity Interests in UATC.

(b)   **Treatment:** On the Effective Date, the Holders of Class 2G Equity Interests shall neither receive any distributions nor retain any property under the Plan. All Common Stock issued before the Petition Date will be canceled.

(c)   **Voting:** Class 2G is impaired, but because no distributions will be made to Holders of Class 2G Equity Interests nor will such Holders retain any property, such Holders are deemed to reject the Plan pursuant to Section 1126(g) of the Bankruptcy Code. Class 2G is not entitled to vote to accept or reject the Plan.

D.   Classification and Treatment of Claims against UAR

1.   Class 3A -- Other Priority Claims

(a)   **Classification:** Class 3A consists of all Other Priority Claims against UAR.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 3A Claims are unaltered by the Plan. Unless the Holder of such Claim and UAR agree to a different treatment, each Holder of an Allowed Class 3A Claim shall receive one of the following alternative treatments, at the election of UAR:

(i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UAR;

(ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UAR, or (B) will be paid in full in Cash by Reorganized UAR when and as such Claim becomes due and owing in the ordinary course of business; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 3A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 3A is not impaired, and the Holders of Class 3A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy

Code. Therefore, the Holders of Claims in Class 3A are not entitled to vote to accept or reject the Plan.

2.   Class 3B -- Bank Claims

(a)   **Classification:** Class 3B consists of all Bank Claims against UAR.

(b)   **Treatment:** In full and complete satisfaction of all Claims in Class 3B, each Holder of an Allowed Class 3B Claim shall receive the same treatment set forth for the Holders of Class 2B Claims.

(c)   **Voting:** Class 3B is impaired, and the Holders of Class 3B Claims are entitled to vote to accept or reject the Plan.

3.   Class 3C -- Other Secured Claims

(a)   **Classification:** Class 3C consists of all Other Secured Claims against UAR.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 3C Claim are unaltered by the Plan. Unless the Holder of such Claim and UAR agree to a different treatment, each Holder of an Allowed Class 3C Claim shall receive one of the following alternative treatments, at the election of UAR:

(i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii)   UAR shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UAR or Reorganized UAR; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claims shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 3C Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 3C is not impaired, and the Holders of Class 3C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 3C are not entitled to vote to accept or reject the Plan.

4.   Class 3D -- Intercompany Claims

(a)   **Classification:** Class 3D consists of all Intercompany Claims against UAR.

(b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 3D Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 3D is not impaired, and the Holders of Class 3D Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy

Code. Therefore, the Holders of Claims in Class 3D are not entitled to vote to accept or reject the Plan.

5. **Class 3E -- General Unsecured Claims**

(a) **Classification:** Class 3E consists of all General Unsecured Claims against UAR.

(b) **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 3E Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c) **Voting:** Class 3E is impaired, and the Holders of Class 3E are entitled to vote to accept or reject the Plan.

6. **Class 3F -- Equity Interests**

(a) **Classification:** Class 3F consists of all Equity Interests in UAR.

(b) **Treatment:** On the Effective Date, each Holder of a Class 3F Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 3F is not impaired, and the Holders of Class 3F Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 3F are not entitled to vote to accept or reject the Plan.

E. **Classification and Treatment of Claims against UAP I**

1. **Class 4A -- Other Priority Claims**

(a) **Classification:** Class 4A consists of all Other Priority Claims against UAR.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 4A Claims are unaltered by the Plan. Unless the Holder of such Claim and UAP I agree to a different treatment, each Holder of an Allowed Class 4A Claim shall receive one of the following alternative treatments, at the election of UAP I:

(i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UAP I;

(ii) to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UAP I, or (B) will be paid in full in Cash by Reorganized UAP I when and as such Claim becomes due and owing in the ordinary course of business; or

(iii) such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 4A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 4A is not impaired, and the Holders of Class 4A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 4A are not entitled to vote to accept or reject the Plan.

2.   **Class 4B -- Bank Claims**

(a)   **Classification:** Class 4B consists of all Bank Claims against UAP I.

(b)   **Treatment:** In full and complete satisfaction of all Claims in Class 4B, each Holder of an Allowed Class 4B Claim shall receive the same treatment set forth for the Holders of Class 2B Claims.

(c)   **Voting:** Class 4B is impaired, and the Holders of Class 4B Claims are entitled to vote to accept or reject the Plan.

3.   **Class 4C -- Other Secured Claims**

(a)   **Classification:** Class 4C consists of all Secured Claims against UAP I.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 4C Claims are unaltered by the Plan. Unless the Holder of such Claim and UAP I agree to a different treatment, each Holder of an Allowed Class 4C Claim shall receive one of the following alternative treatments, at the election of UAP I:

(i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii)   UAP I shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UAP I or Reorganized UAP I; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 4C Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 4C is not impaired, and the Holders of Class 4C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 4C are not entitled to vote to accept or reject the Plan.

4.   **Class 4D -- Intercompany Claims**

(a)   **Classification:** Class 4D consists of all Intercompany Claims against UAP I.

(b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 4D Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 4D is not impaired, and the Holders of Class 4D Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 4D are not entitled to vote to accept or reject the Plan.

5.   Class 4E -- General Unsecured Claims

(a)   **Classification:** Class 4E consists of all General Unsecured Claims against UAP I.

(b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 4E Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c)   **Voting:** Class 4E is impaired, and the Holders of Class 4E Claims are entitled to vote to accept or reject the Plan.

6.   Class 4F -- Equity Interests

(a)   **Classification:** Class 4F consists of all Equity Interests in UAP I.

(b)   **Treatment:** On the Effective Date, each Holder of a Class 4F Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 4F is not impaired, and the Holders of Class 4F Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 4F Claims are not entitled to vote to accept or reject the Plan.

F.   Classification and Treatment of Claims against UAP II

1.   Class 5A -- Other Priority Claims

(a)   **Classification:** Class 5A consists of all Other Priority Claims against UAP II.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 5A Claims are unaltered by the Plan. Unless the Holder of such Claim and UAP II agree to a different treatment, each Holder of an Allowed Class 5A Claim shall receive one of the following alternative treatments, at the election of UAP II:

(i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UAP II;

(ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UAP II, or (B) will be paid in full in Cash by the Reorganized UAP II when and as such Claim becomes due and owing in the ordinary course of business; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 5A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c) **Voting:** Class 5A is not impaired, and the Holders of Class 5A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 5A are not entitled to vote to accept or reject the Plan.

2. **Class 5B -- Bank Claims**

(a) **Classification:** Class 5B consists of all Bank Claims against UAP II.

(b) **Treatment:** In full and complete satisfaction of all Claims in Class 5B, each Holder of an Allowed Class 5B Claim shall receive the same treatment set forth for the Holders of Class 2B Claims described above.

(c) **Voting:** Class 5B is impaired, and the Holders of Class 5B Claims are entitled to vote to accept or reject the Plan.

3. **Class 5C -- Other Secured Claims**

(a) **Classification:** Class 5C consists of all Other Secured Claims against UAP II.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 5C Claims are unaltered by the Plan. Unless the Holder of such Claim and UAP II agree to a different treatment, each Holder of an Allowed Class 5C Claim shall receive one of the following alternative treatments, at the election of UAP II:

(i) the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii) UAP II shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UAP II or Reorganized UAP II; or

(iii) such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 5C Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c) **Voting:** Class 5C is not impaired, and the Holders of Class 5C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 5C are not entitled to vote to accept or reject the Plan.

4. **Class 5D -- Intercompany Claims**

(a) **Classification:** Class 5D consists of all Intercompany Claims against UAP II.

(b) **Treatment:** On the Effective Date, each Holder of an Allowed Class 5D Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 5D is not impaired, and the Holders of Class 5D Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 5D are not entitled to vote to accept or reject the Plan.

5. **Class 5E -- General Unsecured Claims**

(a) **Classification:** Class 5E consists of all General Unsecured Claims against UAP II.

(b) **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 5E Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c) **Voting:** Class 5E is impaired, and the Holders of Class 5E Claims are entitled to vote to accept or reject the Plan.

6. **Class 5F -- Equity Interests**

(a) **Classification:** Class 5F consists of all Equity Interests in UAP II.

(b) **Treatment:** On the Effective Date, each Holder of a Class 5F Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 5F is not impaired, and the Holders of Class 5F Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 5F Claims are not entitled to vote to accept or reject the Plan.

G. **Classification and Treatment of Claims against UAB**

1. **Class 6A -- Other Priority Claims**

(a) **Classification:** Class 6A consists of all Other Priority Claims against UAB.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 6A Claims are unaltered by the Plan. Unless the Holder of such Claim and UAB agree to a different treatment, each Holder of an Allowed Class 6A Claim shall receive one of the following alternative treatments, at the election of UAB:

(i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UAB;

(ii) to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UAB, or (B) will be paid in full in Cash by Reorganized Debtor UAB when and as such Claim becomes due and owing in the ordinary course of business; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 6A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 6A is not impaired, and the Holders of Class 6A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 6A are not entitled to vote to accept or reject the Plan.

2.   Class 6B -- Secured Claims

(a)   **Classification:** Class 6B consists of all Secured Claims against UAB.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 6B Claims are unaltered by the Plan. Unless the Holder of such Claim and UAB agree to a different treatment, each Holder of an Allowed Class 6B Claim shall receive one of the following alternative treatments, at the election of UAB:

(i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii)   UAB shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UAB or the Reorganized UAB; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 6B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 6B is not impaired, and the Holders of Class 6B Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 6B are not entitled to vote to accept or reject the Plan.

3.   Class 6C -- Intercompany Claims

(a)   **Classification:** Class 6C consists of all Intercompany Claims against UAB.

(b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 6C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 6C is not impaired, and the Holders of Class 6C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 6C are not entitled to vote to accept or reject the Plan.

4.   **Class 6D -- General Unsecured Claims**

(a)   **Classification:** Class 6D consists of all General Unsecured Claims against UAB.

(b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 6D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c)   **Voting:** Class 6D is impaired, and the Holders of Class 6D Claims are entitled to vote to accept or reject the Plan.

5.   **Class 6E -- Equity Interests**

(a)   **Classification:** Class 6E consists of all Equity Interests in UAB.

(b)   **Treatment:** On the Effective Date, each Holder of a Class 6E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 6E is not impaired, and the Holders of Class 6E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 6E Claims are not entitled to vote to accept or reject the Plan.

H.   **Classification and Treatment of Claims against UAB II**

1.   **Class 7A -- Other Priority Claims**

(a)   **Classification:** Class 7A consists of all Other Priority Claims against UAB II.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 7A Claims are unaltered by the Plan. Unless the Holder of such Claim and UAB II agree to a different treatment, each Holder of an Allowed Class 7A Claim shall receive one of the following alternative treatments, at the election of UAB II:

(i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UAB II;

(ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UAB II, or (B) will be paid in full in Cash by Reorganized Debtor UAB II when and as such Claim becomes due and owing in the ordinary course of business; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 7A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 7A is not impaired, and the Holders of Class 7A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1127(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 7A are not entitled to vote to accept or reject the Plan.

2. **Class 7B -- Secured Claims**

     (a)   **Classification:** Class 7B consists of all Secured Claims against UAB II.

     (b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 7B Claims are unaltered by the Plan. Unless the Holder of such Claim and UAB II agree to a different treatment, each Holder of an Allowed Class 7B Claim shall receive one of the following alternative treatments, at the election of UAB II:

        (i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

        (ii)   UAB II shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UAB II or the Reorganized UAB II; or

        (iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 7B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

     (c)   **Voting:** Class 7B is not impaired, and the Holders of Class 7B Claims are conclusively deemed to have accepted the Plan pursuant to Section 1127(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 7B are not entitled to vote to accept or reject the Plan.

3. **Class 7C -- Intercompany Claims**

     (a)   **Classification:** Class 7C consists of all Intercompany Claims against UAB II.

     (b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 7C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

     (c)   **Voting:** Class 7C is not impaired, and the Holders of Class 7C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 7C are not entitled to vote to accept or reject the Plan.

4. **Class 7D -- General Unsecured Claims**

     (a)   **Classification:** Class 7D consists of all General Unsecured Claims against UAB II.

     (b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 7D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

     (c)   **Voting:** Class 7D is impaired, and the Holders of Class 7D Claims are entitled to vote to accept or reject the Plan.

5. **Class 7E -- Equity Interests**

    (a)   **Classification:** Class 7E consists of all Equity Interests in UAB II.

    (b)   **Treatment:** On the Effective Date, each Holder of a Class 7E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

    (c)   **Voting:** Class 7E is not impaired, and the Holders of Class 7E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 7E Claims are not entitled to vote to accept or reject the Plan.

I.   Classification and Treatment of Claims against Tallthe

1. **Class 8A -- Other Priority Claims**

    (a)   **Classification:** Class 8A consists of all Other Priority Claims against Tallthe.

    (b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 8A Claims are unaltered by the Plan. Unless the Holder of such Claim and Tallthe agree to a different treatment, each Holder of an Allowed Class 8A Claim shall receive one of the following alternative treatments, at the election of Tallthe:

        (i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized Tallthe;

        (ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized Tallthe, or (B) will be paid in full in Cash by Reorganized Debtor Tallthe when and as such Claim becomes due and owing in the ordinary course of business; or

        (iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 8A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

    (c)   **Voting:** Class 8A is not impaired, and the Holders of Class 8A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1128(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 8A are not entitled to vote to accept or reject the Plan.

2. **Class 8B -- Secured Claims**

    (a)   **Classification:** Class 8B consists of all Secured Claims against Tallthe.

    (b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 8B Claims are unaltered by the Plan. Unless the Holder of such Claim and Tallthe agree to a different treatment, each Holder of an Allowed Class 8B Claim shall receive one of the following alternative treatments, at the election of Tallthe:

(i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii)   Tallthe shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against Tallthe or the Reorganized Tallthe; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 8B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 8B is not impaired, and the Holders of Class 8B Claims are conclusively deemed to have accepted the Plan pursuant to Section 1128(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 8B are not entitled to vote to accept or reject the Plan.

3.   **Class 8C -- Intercompany Claims**

(a)   **Classification:** Class 8C consists of all Intercompany Claims against Tallthe.

(b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 8C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 8C is not impaired, and the Holders of Class 8C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 8C are not entitled to vote to accept or reject the Plan.

4.   **Class 8D -- General Unsecured Claims**

(a)   **Classification:** Class 8D consists of all General Unsecured Claims against Tallthe.

(b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 8D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c)   **Voting:** Class 8D is impaired, and the Holders of Class 8D Claims are entitled to vote to accept or reject the Plan.

5.   **Class 8E -- Equity Interests**

(a)   **Classification:** Class 8E consists of all Equity Interests in Tallthe.

(b)   **Treatment:** On the Effective Date, each Holder of a Class 8E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 8E is not impaired, and the Holders of Class 8E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 8E Claims are not entitled to vote to accept or reject the Plan.

J.   Classification and Treatment of Claims against UATA

1.   Class 9A -- Other Priority Claims

(a) **Classification:** Class 9A consists of all Other Priority Claims against UATA.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 9A Claims are unaltered by the Plan. Unless the Holder of such Claim and UATA agree to a different treatment, each Holder of an Allowed Class 9A Claim shall receive one of the following alternative treatments, at the election of UATA:

(i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UATA;

(ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UATA, or (B) will be paid in full in Cash by Reorganized Debtor UATA when and as such Claim becomes due and owing in the ordinary course of business; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 9A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c) **Voting:** Class 9A is not impaired, and the Holders of Class 9A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1129(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 9A are not entitled to vote to accept or reject the Plan.

2.   Class 9B -- Secured Claims

(a) **Classification:** Class 9B consists of all Secured Claims against UATA.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 9B Claims are unaltered by the Plan. Unless the Holder of such Claim and UATA agree to a different treatment, each Holder of an Allowed Class 9B Claim shall receive one of the following alternative treatments, at the election of UATA:

(i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii)   UATA shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UATA or the Reorganized UATA; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 9B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 9B is not impaired, and the Holders of Class 9B Claims are conclusively deemed to have accepted the Plan pursuant to Section 1129(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 9B are not entitled to vote to accept or reject the Plan.

3.   Class 9C -- Intercompany Claims

(a)   **Classification:** Class 9C consists of all Intercompany Claims against UATA.

(b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 9C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 9C is not impaired, and the Holders of Class 9C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 9C are not entitled to vote to accept or reject the Plan.

4.   Class 9D -- General Unsecured Claims

(a)   **Classification:** Class 9D consists of all General Unsecured Claims against UATA.

(b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 9D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c)   **Voting:** Class 9D is impaired, and the Holders of Class 9D Claims are entitled to vote to accept or reject the Plan.

5.   Class 9E -- Equity Interests

(a)   **Classification:** Class 9E consists of all Equity Interests in UATA.

(b)   **Treatment:** On the Effective Date, each Holder of a Class 9E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 9E is not impaired, and the Holders of Class 9E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 9E Claims are not entitled to vote to accept or reject the Plan.

K.   Classification and Treatment of Claims against UAIPH

1.   Class 10A -- Other Priority Claims

(a)   **Classification:** Class 10A consists of all Other Priority Claims against UAIPH.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 10A Claims are unaltered by the Plan. Unless the Holder of such Claim and UAIPH agree to a different treatment, each Holder of an Allowed Class 10A Claim shall receive one of the following alternative treatments, at the election of UAIPH:

(i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UAIPH;

(ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UAIPH, or (B) will be paid in full in Cash by Reorganized Debtor UAIPH when and as such Claim becomes due and owing in the ordinary course of business; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 10A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 10A is not impaired, and the Holders of Class 10A Claims are conclusively deemed to have accepted the Plan pursuant to Section 11210(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 10A are not entitled to vote to accept or reject the Plan.

2.   Class 10B -- Secured Claims

(a)   **Classification:** Class 10B consists of all Secured Claims against UAIPH.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 10B Claims are unaltered by the Plan. Unless the Holder of such Claim and UAIPH agree to a different treatment, each Holder of an Allowed Class 10B Claim shall receive one of the following alternative treatments, at the election of UAIPH:

(i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii)   UAIPH shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UAIPH or the Reorganized UAIPH; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 10B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 10B is not impaired, and the Holders of Class 10B Claims are conclusively deemed to have accepted the Plan pursuant to Section 11210(f) of the Bankruptcy

Code. Therefore, the Holders of Claims in Class 10B are not entitled to vote to accept or reject the Plan.

3. **Class 10C -- Intercompany Claims**

(a) **Classification:** Class 10C consists of all Intercompany Claims against UAIPH.

(b) **Treatment:** On the Effective Date, each Holder of an Allowed Class 10C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 10C is not impaired, and the Holders of Class 10C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 10C are not entitled to vote to accept or reject the Plan.

4. **Class 10D -- General Unsecured Claims**

(a) **Classification:** Class 10D consists of all General Unsecured Claims against UAIPH.

(b) **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 10D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c) **Voting:** Class 10D is impaired, and the Holders of Class 10D Claims are entitled to vote to accept or reject the Plan.

5. **Class 10E -- Equity Interests**

(a) **Classification:** Class 10E consists of all Equity Interests in UAIPH.

(b) **Treatment:** On the Effective Date, each Holder of a Class 10E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 10E is not impaired, and the Holders of Class 10E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 10E Claims are not entitled to vote to accept or reject the Plan.

L.   Classification and Treatment of Claims against UAPH II

1. **Class 11A -- Other Priority Claims**

(a) **Classification:** Class 11A consists of all Other Priority Claims against UAPH II.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 11A Claims are unaltered by the Plan. Unless the Holder of such Claim and UAPH II agree to a different treatment, each Holder of an Allowed Class 11A Claim shall receive one of the following alternative treatments, at the election of UAPH II:

(i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UAPH II;

(ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UAPH II, or (B) will be paid in full in Cash by Reorganized Debtor UAPH II when and as such Claim becomes due and owing in the ordinary course of business; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 11A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 11A is not impaired, and the Holders of Class 11A Claims are conclusively deemed to have accepted the Plan pursuant to Section 11211(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 11A are not entitled to vote to accept or reject the Plan.

2.   **Class 11B -- Secured Claims**

(a)   **Classification:** Class 11B consists of all Secured Claims against UAPH II.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 11B Claims are unaltered by the Plan. Unless the Holder of such Claim and UAPH II agree to a different treatment, each Holder of an Allowed Class 11B Claim shall receive one of the following alternative treatments, at the election of UAPH II:

(i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii)   UAPH II shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UAPH II or the Reorganized UAPH II; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 11B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 11B is not impaired, and the Holders of Class 11B Claims are conclusively deemed to have accepted the Plan pursuant to Section 11211(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 11B are not entitled to vote to accept or reject the Plan.

3.   **Class 11C -- Intercompany Claims**

(a)   **Classification:** Class 11C consists of all Intercompany Claims against UAPH II.

(b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 11C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 11C is not impaired, and the Holders of Class 11C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 11C are not entitled to vote to accept or reject the Plan.

4. Class 11D -- General Unsecured Claims

(a) **Classification:** Class 11D consists of all General Unsecured Claims against UAPH II.

(b) **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 11D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c) **Voting:** Class 11D is impaired, and the Holders of Class 11D Claims are entitled to vote to accept or reject the Plan.

5. Class 11E -- Equity Interests

(a) **Classification:** Class 11E consists of all Equity Interests in UAPH II.

(b) **Treatment:** On the Effective Date, each Holder of a Class 11E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 11E is not impaired, and the Holders of Class 11E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 11E Claims are not entitled to vote to accept or reject the Plan.

M. Classification and Treatment of Claims against UAIMC

1. Class 12A -- Other Priority Claims

(a) **Classification:** Class 12A consists of all Other Priority Claims against UAIMC.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 12A Claims are unaltered by the Plan. Unless the Holder of such Claim and UAIMC agree to a different treatment, each Holder of an Allowed Class 12A Claim shall receive one of the following alternative treatments, at the election of UAIMC:

(i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UAIMC;

(ii) to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UAIMC, or (B) will be paid in full in Cash by Reorganized Debtor UAIMC when and as such Claim becomes due and owing in the ordinary course of business; or

(iii) such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 12A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 12A is not impaired, and the Holders of Class 12A Claims are conclusively deemed to have accepted the Plan pursuant to Section 11212(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 12A are not entitled to vote to accept or reject the Plan.

2.   **Class 12B -- Secured Claims**

(a)   **Classification:** Class 12B consists of all Secured Claims against UAIMC.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 12B Claims are unaltered by the Plan. Unless the Holder of such Claim and UAIMC agree to a different treatment, each Holder of an Allowed Class 12B Claim shall receive one of the following alternative treatments, at the election of UAIMC:

(i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii)   UAIMC shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UAIMC or the Reorganized UAIMC; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 12B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 12B is not impaired, and the Holders of Class 12B Claims are conclusively deemed to have accepted the Plan pursuant to Section 11212(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 12B are not entitled to vote to accept or reject the Plan.

3.   **Class 12C -- Intercompany Claims**

(a)   **Classification:** Class 12C consists of all Intercompany Claims against UAIMC.

(b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 12C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 12C is not impaired, and the Holders of Class 12C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 12C are not entitled to vote to accept or reject the Plan.

4.   **Class 12D -- General Unsecured Claims**

(a)   **Classification:** Class 12D consists of all General Unsecured Claims against UAIMC.

(b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 12D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c) **Voting:** Class 12D is impaired, and the Holders of Class 12D Claims are entitled to vote to accept or reject the Plan.

5. **Class 12E -- Equity Interests**

(a) **Classification:** Class 12E consists of all Equity Interests in UAIMC.

(b) **Treatment:** On the Effective Date, each Holder of a Class 12E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 12E is not impaired, and the Holders of Class 12E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 12E Claims are not entitled to vote to accept or reject the Plan.

N. **Classification and Treatment of Claims against BPTC**

1. **Class 13A -- Other Priority Claims**

(a) **Classification:** Class 13A consists of all Other Priority Claims against BPTC.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 13A Claims are unaltered by the Plan. Unless the Holder of such Claim and BPTC agree to a different treatment, each Holder of an Allowed Class 13A Claim shall receive one of the following alternative treatments, at the election of BPTC:

(i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized BPTC;

(ii) to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized BPTC, or (B) will be paid in full in Cash by Reorganized Debtor BPTC when and as such Claim becomes due and owing in the ordinary course of business; or

(iii) such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 13A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c) **Voting:** Class 13A is not impaired, and the Holders of Class 13A Claims are conclusively deemed to have accepted the Plan pursuant to Section 11213(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 13A are not entitled to vote to accept or reject the Plan.

2. **Class 13B -- Secured Claims**

(a) **Classification:** Class 13B consists of all Secured Claims against BPTC.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 13B Claims are unaltered by the Plan. Unless the Holder of such Claim and BPTC agree to a different treatment, each Holder of an Allowed Class 13B Claim shall receive one of the following alternative treatments, at the election of BPTC:

        (i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

        (ii)   BPTC shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against BPTC or the Reorganized BPTC; or

        (iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 13B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

        (c)   **Voting:** Class 13B is not impaired, and the Holders of Class 13B Claims are conclusively deemed to have accepted the Plan pursuant to Section 11213(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 13B are not entitled to vote to accept or reject the Plan.

3.   **Class 13C -- Intercompany Claims**

        (a)   **Classification:** Class 13C consists of all Intercompany Claims against BPTC.

        (b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 13C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

        (c)   **Voting:** Class 13C is not impaired, and the Holders of Class 13C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 13C are not entitled to vote to accept or reject the Plan.

4.   **Class 13D -- General Unsecured Claims**

        (a)   **Classification:** Class 13D consists of all General Unsecured Claims against BPTC.

        (b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 13D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

        (c)   **Voting:** Class 13D is impaired, and the Holders of Class 13D Claims are entitled to vote to accept or reject the Plan.

5.   **Class 13E -- Equity Interests**

        (a)   **Classification:** Class 13E consists of all Equity Interests in BPTC.

        (b)   **Treatment:** On the Effective Date, each Holder of a Class 13E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

        (c)   **Voting:** Class 13E is not impaired, and the Holders of Class 13E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy

Code. Therefore, the Holders of Class 13E Claims are not entitled to vote to accept or reject the Plan.

O.   Classification and Treatment of Claims against UFDC

    1.   Class 14A -- Other Priority Claims

        (a)   **Classification:** Class 14A consists of all Other Priority Claims against UFDC.

        (b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 14A Claims are unaltered by the Plan. Unless the Holder of such Claim and UFDC agree to a different treatment, each Holder of an Allowed Class 14A Claim shall receive one of the following alternative treatments, at the election of UFDC:

            (i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UFDC;

            (ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UFDC, or (B) will be paid in full in Cash by Reorganized Debtor UFDC when and as such Claim becomes due and owing in the ordinary course of business; or

            (iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 14A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

        (c)   **Voting:** Class 14A is not impaired, and the Holders of Class 14A Claims are conclusively deemed to have accepted the Plan pursuant to Section 11214(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 14A are not entitled to vote to accept or reject the Plan.

    2.   Class 14B -- Secured Claims

        (a)   **Classification:** Class 14B consists of all Secured Claims against UFDC.

        (b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 14B Claims are unaltered by the Plan. Unless the Holder of such Claim and UFDC agree to a different treatment, each Holder of an Allowed Class 14B Claim shall receive one of the following alternative treatments, at the election of UFDC:

            (i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

            (ii)   UFDC shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UFDC or the Reorganized UFDC; or

        (iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 14B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

        (c)   **Voting:** Class 14B is not impaired, and the Holders of Class 14B Claims are conclusively deemed to have accepted the Plan pursuant to Section 11214(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 14B are not entitled to vote to accept or reject the Plan.

3.   Class 14C -- Intercompany Claims

        (a)   **Classification:** Class 14C consists of all Intercompany Claims against UFDC.

        (b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 14C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

        (c)   **Voting:** Class 14C is not impaired, and the Holders of Class 14C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 14C are not entitled to vote to accept or reject the Plan.

4.   Class 14D -- General Unsecured Claims

        (a)   **Classification:** Class 14D consists of all General Unsecured Claims against UFDC.

        (b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 14D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

        (c)   **Voting:** Class 14D is impaired, and the Holders of Class 14D Claims are entitled to vote to accept or reject the Plan.

5.   Class 14E -- Equity Interests

        (a)   **Classification:** Class 14E consists of all Equity Interests in UFDC.

        (b)   **Treatment:** On the Effective Date, each Holder of a Class 14E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

        (c)   **Voting:** Class 14E is not impaired, and the Holders of Class 14E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 14E Claims are not entitled to vote to accept or reject the Plan.

P.   Classification and Treatment of Claims against UAPR

1.   Class 15A -- Other Priority Claims

        (a)   **Classification:** Class 15A consists of all Other Priority Claims against UAPR.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 15A Claims are unaltered by the Plan. Unless the Holder of such Claim and UAPR agree to a different treatment, each Holder of an Allowed Class 15A Claim shall receive one of the following alternative treatments, at the election of UAPR:

(i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized UAPR;

(ii) to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized UAPR, or (B) will be paid in full in Cash by Reorganized Debtor UAPR when and as such Claim becomes due and owing in the ordinary course of business; or

(iii) such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 15A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c) **Voting:** Class 15A is not impaired, and the Holders of Class 15A Claims are conclusively deemed to have accepted the Plan pursuant to Section 11215(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 15A are not entitled to vote to accept or reject the Plan.

2. Class 15B -- Secured Claims

(a) **Classification:** Class 15B consists of all Secured Claims against UAPR.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 15B Claims are unaltered by the Plan. Unless the Holder of such Claim and UAPR agree to a different treatment, each Holder of an Allowed Class 15B Claim shall receive one of the following alternative treatments, at the election of UAPR:

(i) the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii) UAPR shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against UAPR or the Reorganized UAPR; or

(iii) such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 15B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c) **Voting:** Class 15B is not impaired, and the Holders of Class 15B Claims are conclusively deemed to have accepted the Plan pursuant to Section 11215(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 15B are not entitled to vote to accept or reject the Plan.

3. Class 15C -- Intercompany Claims

(a)   **Classification:** Class 15C consists of all Intercompany Claims against UAPR.

(b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 15C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 15C is not impaired, and the Holders of Class 15C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 15C are not entitled to vote to accept or reject the Plan.

4. Class 15D -- General Unsecured Claims

(a)   **Classification:** Class 15D consists of all General Unsecured Claims against UAPR.

(b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 15D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c)   **Voting:** Class 15D is impaired, and the Holders of Class 15D Claims are entitled to vote to accept or reject the Plan.

5. Class 15E -- Equity Interests

(a)   **Classification:** Class 15E consists of all Equity Interests in UAPR.

(b)   **Treatment:** On the Effective Date, each Holder of a Class 15E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 15E is not impaired, and the Holders of Class 15E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 15E Claims are not entitled to vote to accept or reject the Plan.

Q.   Classification and Treatment of Claims against KRAC

1. Class 16A -- Other Priority Claims

(a)   **Classification:** Class 16A consists of all Other Priority Claims against KRAC.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 16A Claims are unaltered by the Plan. Unless the Holder of such Claim and KRAC agree to a different treatment, each Holder of an Allowed Class 16A Claim shall receive one of the following alternative treatments, at the election of KRAC:

(i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized KRAC;

(ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized KRAC, or (B) will be paid in full in Cash by

Reorganized Debtor KRAC when and as such Claim becomes due and owing in the ordinary course of business; or

        (iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 16A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

        (c)   **Voting:** Class 16A is not impaired, and the Holders of Class 16A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 16A are not entitled to vote to accept or reject the Plan.

2.   **Class 16B -- Secured Claims**

        (a)   **Classification:** Class 16B consists of all Secured Claims against KRAC.

        (b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 16B Claims are unaltered by the Plan. Unless the Holder of such Claim and KRAC agree to a different treatment, each Holder of an Allowed Class 16B Claim shall receive one of the following alternative treatments, at the election of KRAC:

        (i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

        (ii)   KRAC shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against KRAC or the Reorganized KRAC; or

        (iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 16B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

        (c)   **Voting:** Class 16B is not impaired, and the Holders of Class 16B Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 16B are not entitled to vote to accept or reject the Plan.

3.   **Class 16C -- Intercompany Claims**

        (a)   **Classification:** Class 16C consists of all Intercompany Claims against KRAC.

        (b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 16C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

        (c)   **Voting:** Class 16C is not impaired, and the Holders of Class 16C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 16C are not entitled to vote to accept or reject the Plan.

4. Class 16D -- General Unsecured Claims

(a) **Classification:** Class 16D consists of all General Unsecured Claims against KRAC.

(b) **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 16D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c) **Voting:** Class 16D is impaired, and the Holders of Class 16D Claims are entitled to vote to accept or reject the Plan.

5. Class 16E -- Equity Interests

(a) **Classification:** Class 16E consists of all Equity Interests in KRAC.

(b) **Treatment:** On the Effective Date, each Holder of a Class 16E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c) **Voting:** Class 16E is not impaired, and the Holders of Class 16E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 16E Claims are not entitled to vote to accept or reject the Plan.

R. Classification and Treatment of Claims against Mamaroneck

1. Class 17A -- Other Priority Claims

(a) **Classification:** Class 17A consists of all Other Priority Claims against Mamaroneck.

(b) **Treatment:** The legal, equitable and contractual rights of the Holders of Class 17A Claims are unaltered by the Plan. Unless the Holder of such Claim and Mamaroneck agree to a different treatment, each Holder of an Allowed Class 17A Claim shall receive one of the following alternative treatments, at the election of Mamaroneck:

(i) to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized Mamaroneck;

(ii) to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized Mamaroneck, or (B) will be paid in full in Cash by Reorganized Mamaroneck when and as such Claim becomes due and owing in the ordinary course of business; or

(iii) such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 17A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c) **Voting:** Class 17A is not impaired, and the Holders of Class 17A Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy

Code. Therefore, the Holders of Claims in Class 17A are not entitled to vote to accept or reject the Plan.

2.   Class 17B -- Secured Claims

(a)   **Classification:** Class 17B consists of all Secured Claims against Mamaroneck.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 17B Claims are unaltered by the Plan. Unless the Holder of such Claim and Mamaroneck agree to a different treatment, each Holder of an Allowed Class 17B Claim shall receive one of the following alternative treatments, at the election of Mamaroneck:

(i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

(ii)   Mamaroneck shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against Mamaroneck or Reorganized Mamaroneck; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 17B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

(c)   **Voting:** Class 17B is not impaired, and the Holders of Class 17B Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 17B are not entitled to vote to accept or reject the Plan.

3.   Class 17C -- Intercompany Claims

(a)   **Classification:** Class 17C consists of all Intercompany Claims against Mamaroneck.

(b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 17C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 17C is not impaired, and the Holders of Class 17C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 17C are not entitled to vote to accept or reject the Plan.

4.   Class 17D -- General Unsecured Claims

(a)   **Classification:** Class 17D consists of all General Unsecured Claims against Mamaroneck.

(b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 17D Claim shall be paid in full.

(c)   **Voting:** Class 17D is not impaired, and the Holders of Class 17D Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 17D are not entitled to vote to accept or reject the Plan.

5.   **Class 17E -- Preferred Stock**

(a)   **Classification:** Class 17E consists of all Preferred Stock in Mamaroneck.

(b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 17E Preferred Stock Claim shall receive a Mamaroneck Preferred Stock Payment. All Mamaroneck Preferred Stock issued before the Petition Date will be canceled.

(c)   **Voting:** Class 17E is not impaired, and the Holders of Class 17E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 17E are not entitled to vote to accept or reject the Plan.

6.   **Class 17F -- Common Stock**

(a)   **Classification:** Class 17F consists of all Common Stock in Mamaroneck.

(b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, Holders of Class 17F Common Stock shall receive a Pro Rata Cash distribution of all of the liquidated assets of Mamaroneck after Mamaroneck makes all distributions to Holders of Class 17A, 17B, 17C, 17D, and 17E Claims. All Mamaroneck Common Stock issued before the Petition Date will be canceled.

(c)   **Voting:** Class 17F is not impaired, and the Holders of Class 17F Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 17F are not entitled to vote to accept or reject the Plan.

S.   **Classification and Treatment of Claims against R&S**

1.   **Class 18A -- Other Priority Claims**

(a)   **Classification:** Class 18A consists of all Other Priority Claims against R&S.

(b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 18A Claims are unaltered by the Plan. Unless the Holder of such Claim and R&S agree to a different treatment, each Holder of an Allowed Class 18A Claim shall receive one of the following alternative treatments, at the election of R&S:

(i)   to the extent then due and owing on the Effective Date, such Claim will be paid in full in Cash by Reorganized R&S;

(ii)   to the extent not due and owing on the Effective Date, such Claim (A) will be paid in full in Cash by Reorganized R&S, or (B) will be paid in full in Cash by Reorganized Debtor R&S when and as such Claim becomes due and owing in the ordinary course of business; or

(iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 18A Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

      (c)   **Voting:** Class 18A is not impaired, and the Holders of Class 18A Claims are conclusively deemed to have accepted the Plan pursuant to Section 11218(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 18A are not entitled to vote to accept or reject the Plan.

2.   Class 18B -- Secured Claims

      (a)   **Classification:** Class 18B consists of all Secured Claims against R&S.

      (b)   **Treatment:** The legal, equitable and contractual rights of the Holders of Class 18B Claims are unaltered by the Plan. Unless the Holder of such Claim and R&S agree to a different treatment, each Holder of an Allowed Class 18B Claim shall receive one of the following alternative treatments, at the election of R&S:

      (i)   the legal, equitable and contractual rights to which such Claim entitles the Holder thereof shall be unaltered by the Plan;

      (ii)   R&S shall surrender all collateral securing such Claim to the Holder thereof, without representation or warranty by or recourse against R&S or the Reorganized R&S; or

      (iii)   such Claim will be otherwise treated in any other manner so that such Claim shall otherwise be rendered unimpaired pursuant to Section 1124 of the Bankruptcy Code.

Any default with respect to any Class 18B Claim that existed immediately prior to the filing of the Chapter 11 Case shall be deemed cured upon the Effective Date.

      (c)   **Voting:** Class 18B is not impaired, and the Holders of Class 18B Claims are conclusively deemed to have accepted the Plan pursuant to Section 11218(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 18B are not entitled to vote to accept or reject the Plan.

3.   Class 18C -- Intercompany Claims

      (a)   **Classification:** Class 18C consists of all Intercompany Claims against R&S.

      (b)   **Treatment:** On the Effective Date, each Holder of an Allowed Class 18C Claim shall retain such Claim and all rights, interests, and obligations related thereto.

      (c)   **Voting:** Class 18C is not impaired, and the Holders of Class 18C Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Claims in Class 18C are not entitled to vote to accept or reject the Plan.

4.   Class 18D -- General Unsecured Claims

      (a)   **Classification:** Class 18D consists of all General Unsecured Claims against R&S.

(b)   **Treatment:** On or as soon as reasonably practicable after the Effective Date, each Holder of an Allowed Class 18D Claim shall, in full and complete satisfaction of such Claim, be paid in full in the form of a Promissory Note in the amount of such Allowed Claim.

(c)   **Voting:** Class 18D is impaired, and the Holders of Class 18D Claims are entitled to vote to accept or reject the Plan.

5.   **Class 18E -- Equity Interests**

(a)   **Classification:** Class 18E consists of all Equity Interests in R&S.

(b)   **Treatment:** On the Effective Date, each Holder of a Class 18E Equity Interest shall retain its Common Stock and all rights, interests, and obligations related thereto.

(c)   **Voting:** Class 18E is not impaired, and the Holders of Class 18E Claims are conclusively deemed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code. Therefore, the Holders of Class 18E Claims are not entitled to vote to accept or reject the Plan.

T.   Special Provision Governing Unimpaired Claims

Except as otherwise provided in the Plan, nothing under the Plan shall affect the rights of the Debtors or the Reorganized Debtors regarding any Unimpaired Claims, including, but not limited to, all rights regarding legal and equitable defenses to, or setoffs or recoupments against, such Unimpaired Claims.

ARTICLE IV.
ACCEPTANCE OR REJECTION OF THE PLAN

A.   Voting Classes

Each Holder of an Allowed Claim in Classes 1B, 2B, 2D, 2F, 3B, 3E, 4B, 4E, 5B, 5E, 6D, 7D, 8D, 9D, 10D, 11D, 12D, 13D, 14D, 15D, 16D, and 18D shall be entitled to vote to accept or reject the Plan.

B.   Acceptance by Impaired Classes

An Impaired Class of Claims shall be deemed to have accepted the Plan if: (a) the Holders (other than any Holder designated under Section 1126(e) of the Bankruptcy Code) of at least two-thirds in amount of the Allowed Claims actually voting in such Class have voted to accept the Plan; and (b) the Holders (other than any Holder designated under Section 1126(e) of the Bankruptcy Code) of more than one-half in number of the Allowed Claims actually voting in such Class have voted to accept the Plan.

C.   Presumed Acceptance of Plan

Classes 1A, 1C, 1D, 2A, 2C, 2E, 3A, 3C, 3D, 3F, 4A, 4C, 4D, 4F, 5A, 5C, 5D, 5F, 6A, 6B, 6C, 6E, 7A, 7B, 7C, 7E, 8A, 8B, 8C, 8E, 9A, 9B, 9C, 9E, 10A, 10B, 10C, 10E, 11A, 11B, 11C, 11E, 12A, 12B, 12C, 12E, 13A, 13B, 13C, 13E, 14A, 14B, 14C, 14E, 15A, 15B, 15C, 15E, 16A, 16B, 16C, 16E, 17A, 17B, 17C, 17D, 17E, 17F, 18A, 18B, 18C, and 18E are unimpaired under the Plan, and, therefore, are conclusively presumed to have accepted the Plan pursuant to Section 1126(f) of the Bankruptcy Code.

D.   Presumed Rejection of Plan

Classes 1E, 1F and 2G are impaired and shall receive no distributions from the Debtors, and, therefore, conclusively are presumed to have rejected the Plan pursuant to Section 1126(g) of the Bankruptcy Code.

E.   Non-Consensual Confirmation

The Debtors will seek Confirmation of the Plan under Section 1129(b) of the Bankruptcy Code, to the extent applicable, because of the deemed rejection by Classes 1E, 1F and 2G. In the event that any Impaired Class of Claims shall fail to accept the Plan in accordance with Section 1129(a)(8) of the Bankruptcy Code, the Debtors reserve the right to request that the Bankruptcy Court confirm the Plan in accordance with Section 1129(b) of the Bankruptcy Code.

ARTICLE V.
MEANS FOR IMPLEMENTATION OF THE PLAN

A.   Continued Corporate Existence and Vesting of Assets in the Reorganized Debtors

Except as otherwise provided in the Plan, each Debtor shall continue to exist as a Reorganized Debtor after the Effective Date as a separate entity with all the powers of a corporation under the laws of the respective state of incorporation and without prejudice to any right to alter or terminate such existence (whether by merger or otherwise) under such applicable state law. Except as otherwise provided in the Plan, the Lock-Up Agreements, the Restructured Bank Credit Agreement, or any agreement, instrument or indenture relating thereto, on or after the Effective Date, all property in each Estate and any property acquired by each of the Debtors under the Plan shall vest in each respective Reorganized Debtor, free and clear of all liens, Claims, charges, or other encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan). On and after the Effective Date, each Reorganized Debtor may operate its business and may use, acquire or dispose of property and compromise or settle any Claims or Equity Interests without supervision or approval by the Bankruptcy Court and free of any restrictions of the Bankruptcy Code or Bankruptcy Rules, other than those restrictions expressly imposed by the Plan and the Confirmation Order. In accordance with Section 1109(b) of the Bankruptcy Code, nothing in Article V.A of the Plan shall preclude any party in interest from appearing and being heard on any issue in the Chapter 11 Cases.

B.   Cancellation of Notes, Instruments, Common Stock, Preferred Stock and Stock Options

On the Effective Date, except as otherwise provided in the Plan, (i) all notes, instruments, certificates, and other documents of the Debtors evidencing the Bank Claims and the UA Note Claim, (ii) the Subordinated Notes, (iii) all Equity Interests in Mamaroneck, and (iv) all Equity Interests in UA and UATC shall be canceled, and the obligations of the Debtors thereunder shall be discharged. On the Effective Date, except to the extent provided otherwise in the Plan, any indenture relating to any of the foregoing, including, without limitation, the Subordinated Note Indentures, shall be deemed to be canceled, and the obligations of the debtors thereunder shall be discharged, except for the obligation to indemnify the Subordinated Note Indenture Trustee; provided, however, that the Subordinated Note Indentures shall continue in effect solely for the purposes of (i) allowing the Subordinated Note Indenture Trustee, its agent, or its servicer to make distributions on account of the Subordinated Note Claims pursuant to the Plan and (ii) permitting such Subordinated Note Indenture Trustee, its agent, or its servicer to maintain any rights or liens it or they may have for fees, costs, and expenses under such Indentures or other agreement. Upon payment in full of the fees and expenses of the Subordinated Note Indenture Trustee pursuant to Article VII.B of the Plan, any such liens (if any) of the Subordinated Note Indenture Trustee shall automatically be deemed released and terminated.

C.   Issuance of New Securities; Execution of Related Documents

On or as soon as reasonably practicable after the Effective Date, except as otherwise provided in the Plan, the Reorganized Debtors shall issue all securities, notes, instruments, certificates, warrants, and other documents to be issued in accordance with the Plan, including, but not limited to, the Restructured Bank Credit Agreement, the Equity Elector Warrants, the New UA Common Stock, the New UA Convertible Preferred Stock, the New UA Warrants, the New UATC Common Stock and the Management Equity, each of which shall be distributed as referenced in the Plan. The Reorganized Debtors shall execute and deliver such other agreements, documents and instruments as are required to be executed in accordance with the terms of the Plan and/or the Lock-Up Agreements.

D. Transactions Required by the Plan

Any transaction required by the Plan shall be implemented in accordance with Article V of the Plan and Article VI of the Disclosure Statement. The description in Article V of the Plan of the organizational and ownership structures, governance, and assets and liabilities of the Reorganized Debtors assumes that any transactions required to implement the Plan have been completed. Any transactions to implement Plan are described more fully in the Transactions to Implement the Plan, contained in the Plan Supplement.

THE ESTATES OF THE DEBTORS HAVE NOT BEEN CONSOLIDATED, SUBSTANTIVELY OR OTHERWISE. THE CLAIMS HELD AGAINST ONE OF THE DEBTORS WILL BE SATISFIED SOLELY FROM THE CASH AND ASSETS OF SUCH DEBTOR. EXCEPT AS SPECIFICALLY SET FORTH HEREIN, NOTHING IN THE PLAN OR THE DISCLOSURE STATEMENT, SHALL CONSTITUTE OR BE DEEMED TO CONSTITUTE AN ADMISSION THAT ANY ONE OF THE DEBTORS IS SUBJECT TO OR LIABLE FOR ANY CLAIM AGAINST ANY OTHER DEBTOR. THE CLAIMS OF CREDITORS THAT HOLD CLAIMS AGAINST ALL OR MORE THAN ONE OF THE DEBTORS WILL BE TREATED AS SEPARATE CLAIMS WITH RESPECT TO EACH DEBTOR'S ESTATE FOR ALL PURPOSES (INCLUDING, BUT NOT LIMITED TO, DISTRIBUTIONS AND VOTING), AND SUCH CLAIMS WILL BE ADMINISTERED AS PROVIDED IN THE PLAN.

1. New UA

(a) **Organization.** On or as soon as reasonably practicable after the Effective Date, the following classes of rights and interests in New UA's equity shall be created: New UA Common Stock, New UA Convertible Preferred Stock, Equity Elector Warrants, and New UA Warrants. On or as soon as reasonably practicable after the Effective Date, the New UA Common Stock, New UA Convertible Preferred Stock, Equity Elector Warrants, and New UA Warrants shall be distributed in accordance with the terms of the Plan.

(b) **Assets and Liabilities of New UA.** On the Effective Date, New UA will own its own assets (including the New UATC Common Stock in consideration for, among other things, the satisfaction of the UA Note Claim of UA), free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(c) **Governance of New UA.** On and after the Effective Date, the business and affairs of New UA will be managed by and under the direction of New UA's board of directors as set forth in Article V.E of the Plan.

(d) **Exit Financing Facility.** To finance the Cash requirements to consummate the Plan and to provide the Reorganized Debtors with working capital on a going-forward basis, on the Effective Date New UA shall enter into the Exit Facility, which may be guaranteed and/or secured by certain assets of the one or more of the Reorganized Debtors.

2. **New UATC**

(a) **Organization.** On the Effective Date, New UA will receive and own all of the New UATC Common Stock, free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(b) **Assets and Liabilities of New UATC.** On the Effective Date, New UATC will own its own assets (including, but not limited to, its equity, partnership, or membership interests in certain Debtor and non-Debtor entities), all free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(c) **Governance of New UATC.** On and after the Effective Date, the business and affairs of New UATC will be managed by and under the direction of New UATC's board of directors as set forth in Article V.E of the Plan.

(d) **Exit Financing Facility.** To finance the Cash requirements to consummate the Plan and to provide the Reorganized Debtors with working capital on a going-forward basis, on the Effective Date, New UATC shall enter into the Exit Facility, which may be guaranteed and/or secured by certain assets of the Reorganized Debtors.

3. **Reorganized UAR**

(a) **Organization.** On the Effective Date, New UA will retain and own all of the Reorganized UAR Common Stock, free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(b) **Assets and Liabilities of Reorganized UAR.** On the Effective Date, Reorganized UAR will own its own assets (including, but not limited to, UAR's Equity Interests in UAP I and UAP II), all free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(c) **Governance of Reorganized UAR.** On and after the Effective Date, the business and affairs of Reorganized UAR will be managed by and under the direction of Reorganized UAR's board of directors as set forth in Article V.E of the Plan.

(d) **Exit Financing Facility.** To finance the Cash requirements to consummate the Plan and to provide the Reorganized Debtors with working capital on a going-forward basis, on the Effective Date, Reorganized UAR shall enter into the Exit Facility, which may be guaranteed and/or secured by certain assets of the Reorganized Debtors.

4. **Reorganized UAP I**

(a) **Organization.** On the Effective Date, Reorganized UAR will retain and own all of the Reorganized UAP I Common Stock, free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(b)   **Assets and Liabilities of Reorganized UAP I.** On the Effective Date, Reorganized UAP I will own its own assets all free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(c)   **Governance of Reorganized UAP I.** On and after the Effective Date, the business and affairs of Reorganized UAP I will be managed by and under the direction of Reorganized UAP I's board of directors as set forth in Article V.E of the Plan.

(d)   **Exit Financing Facility.** To finance the Cash requirements to consummate the Plan and to provide the Reorganized Debtors with working capital on a going-forward basis, on the Effective Date, Reorganized UAP I shall enter into the Exit Facility, which may be guaranteed and/or secured by certain assets of the Reorganized Debtors.

5.   **Reorganized UAP II**

(a)   **Organization.** On the Effective Date, Reorganized UAR will retain and own all of the Reorganized UAP II Common Stock, free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(b)   **Assets and Liabilities of Reorganized UAP II.** On the Effective Date, Reorganized UAP II will own its own assets all free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(c)   **Governance of Reorganized UAP II.** On and after the Effective Date, the business and affairs of Reorganized UAP II will be managed by and under the direction of Reorganized UAP II's board of directors as set forth in Article V.E of the Plan.

(d)   **Exit Financing Facility.** To finance the Cash requirements to consummate the Plan and to provide the Reorganized Debtors with working capital on a going-forward basis, on the Effective Date, Reorganized UAP II shall enter into the Exit Facility, which may be guaranteed and/or secured by certain assets of the Reorganized Debtors.

6.   **Reorganized UAIPH**

(a)   **Organization.** On the Effective Date, New UATC will retain and own all of the UAIPH Common Stock, free and clear of liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(b)   **Assets and Liabilities of Reorganized UAIPH.** On the Effective Date, Reorganized UAIPH will own its own assets (including, but not limited to, UAIPH's equity interest in UATC Europe B.V.), free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(c)   **Governance of Reorganized UAIPH.** On and after the Effective Date, the business and affairs of Reorganized UAIPH will be managed by and under the direction of Reorganized UAIPH's board of directors as set forth in Article V.E of the Plan.

7.   Reorganized UAPH II

(a)   **Organization.** On the Effective Date, New UATC will retain and own all of the UAPH II Common Stock, all free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(b)   **Assets and Liabilities of Reorganized UAPH II.** On the Effective Date, Reorganized UAPH II will retain and own its own assets (including, but not limited to, its Equity Interests in R&S, KRAC, and Mamaroneck and its equity interests in certain non-Debtor entities), all free and clear of any liens, Claims, and encumbrances (except for liens, if any, granted to secure the Restructured Bank Credit Agreement, Claims under the DIP Facility that by their terms survive termination of that Facility, the Exit Facility, or as otherwise provided in the Plan).

(c)   **Governance of Reorganized UAPH II.** On and after the Effective Date, the business and affairs of Reorganized UAPH II will be managed by and under the direction of Reorganized UAPH II's board of directors as set forth in Article V.E of the Plan.

8.   Reorganized R&S

(a)   **Organization.** On the Effective Date, Reorganized UAPH II and Royal will retain and own all of the R&S Common Stock (in proportion to their respective percentage ownership interests prior to the Petition Date), free and clear of any liens, Claims, and encumbrances (except as otherwise provided in the Plan).

(b)   **Assets and Liabilities of Reorganized R&S.** On the Effective Date, Reorganized R&S will retain and own its own assets free and clear of any liens, Claims, and encumbrances (except as otherwise provided in the Plan).

(c)   **Governance of Reorganized R&S.** On and after the Effective Date, the business and affairs of Reorganized R&S will be managed by and under the direction of Reorganized R&S's board of directors as set forth in Article V.E of the Plan.

9.   Mamaroneck

(a)   **Organization.** On the Effective Date, all Preferred and Common Mamaroneck Stock shall be canceled, and Mamaroneck shall be dissolved and shall cease to do business pursuant to the Confirmation Order. On or as soon as reasonably practicable after the Effective Date, all Holders of such Preferred Stock and Common Stock shall be paid in accordance with the Plan. In the event that applicable state law requires additional acts to be taken or performed in order to dissolve the affairs of Mamaroneck, Reorganized UAPH II shall be authorized to take all necessary steps and perform all requisite acts in order to dissolve Mamaroneck in accordance with applicable state law (other than provisions of such state law relating to distributions to Holders of Claims against, and Equity Interests in, Mamaroneck). Reorganized UAPH II shall be granted power of attorney on behalf of Mamaroneck to perform any and all acts and/or execute such documentation as is necessary or appropriate in furtherance of the dissolution of Mamaroneck.

(b)   **Assets and Liabilities of Reorganized Mamaroneck.** On or as soon as reasonably practicable after the Effective Date, Reorganized Mamaroneck shall distribute its assets, free and clear of any liens, Claims, and encumbrances (except as otherwise provided in the Plan) to Holders of Allowed Claims against Mamaroneck.

(c)   **Governance of Reorganized Mamaroneck.** On and after the Effective Date, the business and affairs of Reorganized Mamaroneck will be managed by and under the direction of Reorganized UAPH II pursuant to the power of attorney granted in Article V.D.

E.   **Corporate Governance, Corporate Action, and Directors and Officers**

1.   **New Certificates of Incorporation and Formation**

On or as soon as reasonably practicable after the Effective Date, each of the Reorganized Debtors shall file New Certificates of Incorporation with the secretary of state (or equivalent state officer or entity) of the state under which each such Reorganized Debtor is or is to be incorporated. Such New Certificates of Incorporation shall, among other things: (a) prohibit the issuance of nonvoting equity securities to the extent required by Section 1123(a) of the Bankruptcy Code; and (b) in the case of New UA (i) change the number of authorized shares of New UA Common Stock to 10,000,000 (subject to dilution in accordance with the Plan and the Lock-Up Agreements), (ii) reflect the appropriate number of authorized shares of New UA Convertible Preferred Stock, and (iii) provide for the issuance of Equity Elector Warrants, New UA Warrants, and Management Equity. After the Effective Date, each Reorganized Debtor may amend and restate its New Certificate of Incorporation and other constituent documents as permitted by the relevant state corporate law.

2.   **Corporate Action**

On the Effective Date, the adoption of New Certificates of Incorporation or similar constituent documents, the amendment of by-laws, the selection of directors and officers of any of the Reorganized Debtors, and all actions contemplated by the Plan shall be authorized and approved in all respects (subject to the provisions of the Plan). All matters provided for in the Plan involving the corporate structure of the Debtors or the Reorganized Debtors, and any corporate action required by the Debtors or the Reorganized Debtors in connection with the Plan, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the security holders or directors of the Debtors or the Reorganized Debtors. On the Effective Date, the appropriate officers and directors of the Reorganized Debtors are authorized and directed to issue, execute and deliver the agreements, documents, securities and instruments contemplated by the Plan in the name of and on behalf of the Reorganized Debtors.

3.   **Directors and Officers of the Reorganized Debtors**

Subject to any requirement of Bankruptcy Court approval, pursuant to Section 1129(a)(5) of the Bankruptcy Code, the Debtors will disclose, on or prior to the Confirmation Date, the identity and affiliations of any Person proposed to serve on the initial boards of directors of the Reorganized Debtors in the Statement of Officers and Directors. To the extent any such Person is an Insider, the nature of any compensation for such Person will also be disclosed. The classification and composition of the boards of directors shall be consistent with each Reorganized Debtor's New Certificate of Incorporation and as set forth in, and in accordance with the terms of, the Lock-Up Agreements. Each such director or officer shall serve from and after the Effective Date pursuant to the terms of each Reorganized Debtor's New Certificate of Incorporation, other constituent documents, the applicable state corporation law and as set forth and in accordance with the terms of the Lock-Up Agreements. New UA will have a seven-person board of directors consisting of the following designations: one director shall be New UA's chief executive officer; two directors shall be nominated by the Debt Electors with an initial term of two years; and four directors shall be nominated by ENIC.

F.   Sources of Cash for Plan Distribution

All Cash necessary for the Reorganized Debtors to make payments pursuant to the Plan shall be obtained from existing Cash balances, the operations of the Debtors or Reorganized Debtors, or post-Confirmation borrowing under other available facilities of the Debtors or Reorganized Debtors, including, but not limited to, the DIP Facility and the Exit Facility. The Reorganized Debtors may also make such payments using Cash received from its direct and indirect subsidiaries through the Reorganized Debtors' consolidated cash management operated by New UATC and from advances or dividends from such subsidiaries in the ordinary course of business.

ARTICLE VI.
TREATMENT OF EXECUTORY CONTRACTS
AND UNEXPIRED LEASES

A.   Assumption of Executory Contracts and Unexpired Leases

1.   Generally

The Debtors will determine which of their executory contracts should be assumed, assumed and assigned, or rejected by analyzing all information pertinent to that determination including, but not limited to, the costs associated with continuing or rejecting their executory contracts and the benefits to the Estates against which such costs must be compared. The Debtors intend to request authority of the Bankruptcy Court to assume film studio and related advertising contracts in a motion to assume such contracts Filed on the Petition Date.

On or before the Confirmation Date, the Debtors will File a List of Contracts and Leases listing certain of the Debtors' executory contracts and unexpired leases that the Debtors wish to assume, assume and assign, or reject, and on the Effective Date: (1) each executory contract or unexpired lease of the Debtors on such List (except those executory contracts and unexpired leases that (a) previously have been rejected by order of the Bankruptcy Court, (b) are the subject of a motion to reject pending on the Effective Date, or (c) are otherwise rejected pursuant to the terms of the Plan) will be deemed assumed, assumed and assigned, or rejected, as indicated, in accordance with the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code; (2) all other executory contracts or unexpired leases of the Debtors (except those executory contracts and unexpired leases that (x) previously have been rejected by order of the Bankruptcy Court, (y) are the subject of a motion to reject pending on the Effective Date, or (z) are otherwise rejected pursuant to the terms of the Plan) will be deemed assumed in accordance with the provisions and requirements of Sections 365 and 1123 of the Bankruptcy Code; and (3) the terms of any such executory contract or unexpired lease assumed or assumed and assigned pursuant to clause (1) or (2) of this sentence shall be modified to include any amendments thereto, if any, that were agreed to by the relevant and appropriate parties on or before the Confirmation Date. Notwithstanding the foregoing and unless otherwise agreed to by the relevant parties, the Debtors and the Reorganized Debtors reserve the right, at any time prior to fifteen (15) days after the Effective Date, to amend the List of Contracts and Leases to: (1) amend the treatment to any executory contract or unexpired lease listed therein, thus providing for its assumption, assumption and assignment, or rejection, as indicated, pursuant to Article VI.A.1 of the Plan; and (2) add any executory contract or unexpired lease to such List and provide for its assumption, assumption and assignment, or rejection, as indicated, pursuant to Article VI of the Plan, all in accordance with Sections 365 and 1123 of the Bankruptcy Code. The Reorganized Debtors shall provide notice of the List of Contracts and Leases (and any amendments thereto) to the parties to the executory contracts or unexpired leases affected thereby. Each contract or lease listed on the List of Contracts and Leases shall be assumed, assumed and assigned, or rejected only to the extent that such contract or lease constitutes an executory contract or unexpired lease. Listing a contract or lease on the List of Contracts and Leases shall not constitute an admission by a Debtor or Reorganized Debtor that such contract or lease (including any related agreements) is in fact an executory contract or unexpired lease or that a Debtor or Reorganized Debtor has any liability thereunder. The assumption pursuant to the Plan of an executory contract or unexpired lease, and all of the obligations thereunder, by a Reorganized Debtor shall constitute the Reorganized Debtor's adequate assurance that it will perform under such executory contract or unexpired lease in the future under 11 U.S.C. Sections 365(b)(1)(C).

2. Notice of Intent to Assume and of Proposed Cure Amount

The Debtors shall indicate in the List of Contracts and Leases the amounts of the Debtors' proposed cure payments to the parties to the executory contracts and unexpired leases listed therein. Any party to an executory contract or unexpired lease subject to a cure amount must File a written objection to such cure amount within twenty (20) days after receipt of such notice of such cure amount or thereafter be forever prohibited and barred from objecting to such cure amount.

3. Consent to Mortgage, Security Interest, or Other Lien Upon Unexpired Leases of Real Property

The Debtors shall indicate in the List of Contracts and Leases those unexpired leases of real property to be assumed pursuant to Article VI.A.1 of the Plan in which the Debtors propose to grant (and have perfected) a security interest, mortgage, or other lien. Any party to any such unexpired lease proposed to be so encumbered, who believes that such unexpired lease prohibits such an encumbrance, must File a written objection to such encumbrance within twenty (20) days after receipt of such notice of such proposed encumbrance. Any party to such a lease that fails to File a written objection to such proposed encumbrance shall be deemed to have consented affirmatively and unconditionally to both (a) the grant of a security interest, mortgage, or other lien in such lease and (b) the recording or other act to perfect such security interest, mortgage, or other lien, or thereafter be forever prohibited and barred from objecting to such encumbrance.

4. Cure of Defaults for Executory Contracts and Unexpired Leases Assumed

Any monetary amounts by which each executory contract and unexpired lease to be assumed pursuant to the Article VI.A.1 of the Plan is in default, shall be satisfied, pursuant to Section 365(b)(1) of the Bankruptcy Code, at the option of the Reorganized Debtor assuming such executory contract or unexpired lease: (a) by payment of 50% of the default amount in Cash on or before thirty (30) days after the Effective Date; (b) by payment of the remaining 50% of the default amount in Cash on or before June 15, 2001. A Reorganized Debtor's obligation pursuant to the Plan to make such above payments of the default amount shall be deemed to be adequate assurance that the Reorganized Debtor will promptly cure such default under 11 U.S.C. Sections 365(b)(1)(A). Any payments made pursuant to and in accordance with Article VI.A.4 of the Plan will be deemed made on the Effective Date. In the event of a dispute regarding (1) the amount of any cure payments, (2) the ability of the Reorganized Debtors or any assignee to provide "adequate assurance of future performance" (within the meaning of Section 365 of the Bankruptcy Code) under the contract or lease to be assumed, or (3) any other matter pertaining to assumption, the cure payments required by Section 365(b)(1) of the Bankruptcy Code shall be made following the entry of a Final Order resolving the dispute and approving the assumption; provided, however, that based on the Bankruptcy Court's resolution of any such dispute, the applicable Debtor or Reorganized Debtor shall have the right, within (30) days of the entry of such Final Order and subject to approval by the Bankruptcy Court pursuant to Section 365 of the Bankruptcy Code, to reject the applicable executory contract or unexpired lease. Notwithstanding the foregoing, neither the grant by the Debtors or Reorganized Debtors of a security interest, mortgage, or other lien in any unexpired lease or executory contract assumed pursuant to Article VI of the Plan, nor the recording or other act required for the perfection thereof, shall constitute a breach or other default under such lease or other applicable law.

5.   Notice

The Disclosure Statement and the Plan shall constitute due and sufficient notice of the intention of the Debtors and the Reorganized Debtors to assume all executory contracts and unexpired leases in accordance with Article VI of the Plan.

6.   Approval of Assumptions and Assignments

Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of such assumptions, assumptions and assignments, and rejections pursuant to Sections 365(a) and 1123 of the Bankruptcy Code.

B.   Assumption of Documents Supplementary to Executory Contracts or Unexpired Leases

Each executory contract or unexpired lease of the Debtors and Reorganized Debtors shall include: (a) modifications, amendments, supplements restatements, or other agreements made directly or indirectly by any agreement, instrument, or other document that in any manner affects such executory contract or unexpired lease, irrespective of whether such agreement, instrument, or other document is listed in the List of Contracts and Leases or in the Schedules; and (ii) executory contracts or unexpired leases appurtenant to the premises listed on such List, Schedule, or other document, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, powers, uses, usufructs, reciprocal easement agreements, vault, tunnel or bridge agreements or franchises, and any other interest in real estate or rights in rem to such premises, unless any of the foregoing agreements are rejected in accordance with Article VI of the Plan.

C.   Assignments Pursuant to the Plan

As of the effective time of any restructuring transaction, if any, consummated pursuant to Article V of the Plan, any executory contract or unexpired lease to be held by a surviving, resulting, or acquiring entity in such restructuring transaction, shall be deemed assigned to the applicable entity pursuant to Section 365 of the Bankruptcy Code, and any party to such lease shall be deemed to have consented affirmatively and unconditionally to such assignment. Notwithstanding anything in an unexpired lease or executory contract, an assignment pursuant to Article VI.C of the Plan shall not constitute a breach or other default under the executory contract, unexpired lease, or other applicable law.

D.   Claims Based on Rejection of Executory Contracts or Unexpired Leases

If the rejection of an executory contract or unexpired lease pursuant to Article VI of the Plan gives rise to a Claim by the other party or parties to such contract or lease, such Claim shall be forever barred and shall not be enforceable against the Debtors, the Reorganized Debtors, their respective successors, estates, and property, unless (1) a proof of Claim is Filed with the Bankruptcy Court and actually received by the respective Reorganized Debtors on or before the later of: (a) thirty (30) days after the Effective Date; (b) thirty (30) days after the entry of a Final Order approving such rejection; or (c) solely with respect to Claims of non-Debtor parties to such contracts or leases affected thereby, thirty (30) days after the date of any amendment to the List of Contracts and Leases that results in such rejection; or (2) otherwise ordered by the Bankruptcy Court or otherwise provided for in the Plan. Claims arising from the rejection of executory contracts or unexpired leases for which proofs of Claim are required to be Filed will be, and will be treated as, General Unsecured Claims subject to the provisions of Article VIII of the Plan.

E.   Indemnification of Directors, Officers and Employees

Notwithstanding any other provision of the Plan, the obligations of the Debtors to indemnify any Person or Entity serving at any time on or prior to the Effective Date as one of their directors, officers, or employees by reason of such Person's or Entity's service in such capacity, or as a director, officer, or employee of any other corporation or legal entity, to the extent provided in any certificate of incorporation, by-law, or other similar constituent document or by statutory law or written agreement with the Debtors, shall be deemed and treated as executory contracts (and entitled to any benefit afforded under applicable legal authority resulting therefrom) that are assumed by the Debtors pursuant to the Plan and Section 365 of the Bankruptcy Code as of the Effective Date. Accordingly, such indemnification obligations shall survive unaffected by entry of the Confirmation Order, irrespective of whether such indemnification is owed for an act or event occurring before or after the Petition Date, and irrespective of whether a proof of Claim based on such indemnification obligations is Filed. The Debtors or the Reorganized Debtors, as the case may be, may modify such indemnification obligations, to the extent that they are authorized to do so, pursuant to the Plan or Sections 365 and 1123 of the Bankruptcy Code. It is the Debtors' position that such indemnification obligations are one of many obligations assumed as part of the overall assumption of such executory contracts with such officers, directors, and employees.

F.   Compensation and Benefit Programs

Except as otherwise expressly provided in the Plan, all employment contracts, all employment and severance policies, and all compensation and benefit Plan, policies, and programs of the Debtors applicable to their employees, retirees and non-employee directors, and the employees and retirees of its subsidiaries, including, without limitation, all savings plans, retirement plans, health care plans, disability plans, severance benefit plans, incentive plans, and life, accidental death, and dismemberment insurance plans, are treated as executory contracts under the Plan and on the Effective Date will be assumed pursuant to the provisions of Sections 365 and 1123 of the Bankruptcy Code.

ARTICLE VII.
PROVISIONS GOVERNING DISTRIBUTIONS

A.   Distributions for Claims Allowed as of the Effective Date

1.   Except as otherwise provided in the Plan or as may be ordered by the Bankruptcy Court, distributions to be made on the Effective Date on account of Claims that are allowed as of the Effective Date and that are entitled to receive distributions under the Plan shall be made on the Effective Date or as soon as practicable thereafter. Distributions on account of Claims that become Allowed Claims after the Effective Date shall be made pursuant to Articles VII.C and VIII.C of the Plan.

2.   For purposes of determining the accrual of interest or rights in respect of any other payment from and after the Effective Date, (a) the accrual of interest and rights under the Prepetition Bank Credit Facility shall no longer continue on or after the Effective Date, and (b) any security, credit document, or other financial instrument to be issued under the Plan (including but not limited to, the Restructured Bank Credit Agreement, the New UA Common Stock, the New UA Convertible Preferred Stock, the Equity Elector Warrants, the New UA Warrants, the Management Equity, and the New UATC Common Stock) shall be deemed issued as of the Effective Date regardless of the date on which they are actually dated, authenticated or distributed; provided, however, that the Reorganized Debtors shall withhold any actual payment, if any, until such distribution is made and no interest shall accrue or otherwise be payable on any such amounts withheld.

3.   Beginning on the Effective Date, except as otherwise stated in the Plan, the Reorganized Debtors in their sole discretion shall make distributions under the Plan as frequently as is reasonably practical and efficient under the circumstances.

B.   Distributions by the Reorganized Debtors; Distributions with Respect to Debt Securities

The Reorganized Debtors shall make all distributions required under the Plan, except as otherwise provided therein. Notwithstanding the provisions of Article V.B of the Plan regarding the cancellation of the Subordinated Note Indentures, the Subordinated Note Indentures shall continue in effect to the extent necessary to allow the Subordinated Note Indenture Trustee to receive the New UA Warrants on behalf of the Holders of the Subordinated Notes and make distributions described in the Plan. The Subordinated Note Indenture Trustee and its attorneys and/or accountants, for providing services and incurring expenses related to distributions to the Holders of Allowed Subordinated Note Claims and otherwise making substantial contributions to these Chapter 11 Cases, shall be entitled to Administrative Claims against the Estate of the relevant Debtor for reasonable compensation for such services and reimbursement of reasonable expenses incurred in connection with such services in accordance with Section 503(b)(3)(5) of the Bankruptcy Code; provided, however, that such Trustee, attorney, and/or accountant present invoices in a timely manner to the relevant Reorganized Debtor, who must review and consent to the reasonableness of such services and expenses set forth therein. Payments on account of such Administrative Claim(s) shall be made on terms mutually acceptable to the relevant Reorganized Debtor and the Holder(s) of such Administrative Claims. Upon such payment, any rights or liens of such Subordinated Note Indenture Trustee under such Subordinated Note Indentures shall automatically be deemed released and terminated.

C.   Delivery and Distributions and Undeliverable or Unclaimed Distributions

1.   Delivery of Distributions in General

Distributions to Holders of Allowed Claims shall be made at the address of the Holder of such Claim as indicated on records of the Debtors. Except as otherwise provided by the Plan or the Bankruptcy Code, distributions shall be made in accordance with the provisions of the applicable indenture, participation agreement, loan agreement or analogous instrument or agreement, if any, and distributions will be made to any Holders of record as of the Distribution Record Date.

2.   Undeliverable Distributions

(a)   **Holding of Undeliverable Distributions.** If any Allowed Claim Holder's distribution is returned to the Reorganized Debtors as undeliverable, no further distributions shall be made to such Holder unless and until the Reorganized Debtors are notified in writing of such Holder's then-current address, such that the distribution becomes deliverable. Undeliverable distributions shall remain in the possession of the Reorganized Debtors pursuant to Article VII.C of the Plan until such time as a distribution becomes deliverable. Undeliverable Cash shall not be entitled to any interest, dividends or other accruals of any kind.

(b)   **Failure to Claim Undeliverable Distributions.** In an effort to ensure that all Holders of Allowed Claims receive their allocated distributions, the Reorganized Debtors shall File with the Bankruptcy Court a listing of Holders of undeliverable distributions. This list will be maintained for as long as the Chapter 11 Cases remain open. Any Holder of an Allowed Claim that does not assert a Claim pursuant to the Plan for an undeliverable distribution within five years after the Effective Date shall have his, her, or its Claim for such undeliverable distribution discharged and shall be forever barred from asserting any such Claim against the Reorganized Debtors or their property. In such cases, any Cash held for distribution on account of such Claims shall be property of the Reorganized Debtors, free of any restrictions thereon. Nothing contained in the Plan shall require the Reorganized Debtors to attempt to locate any Holder of an Allowed Claim.

(c)   **Compliance with Tax Requirements.** In connection with the Plan, to the extent applicable, the Reorganized Debtors shall comply with all tax withholding and reporting requirements imposed on it by any government unit, and all distributions pursuant to the Plan shall be subject to such withholding and reporting requirements.

D.   Distribution Record Date

As of the close of business on the Distribution Record Date, the transfer register for any instrument, security, or other documentation canceled pursuant to Article V.B of the Plan (including, but not limited to, the Subordinated Notes and the Common Stock of certain of the Reorganized Debtors) shall be closed and there shall be no further changes in the record Holders of any such instrument, security, or documentation. Moreover, each Reorganized Debtor shall have no obligation to recognize the transfer of any such instrument, security, or other documentation occurring after the Distribution Record Date, and shall be entitled for all purposes herein to recognize and deal only with those Holders of record as of the close of business on the Distribution Record Date.

E.   Timing and Calculation of Amounts to be Distributed

Beginning on the Effective Date, the Reorganized Debtors, in their sole discretion and as frequently, soon, reasonably practicable, and efficient under the circumstances, shall make the distributions to Holders of Allowed Claims in accordance with the Plan. Beginning on the date that is the end of each calendar quarter following the Effective Date, the Reorganized Debtors, in their discretion and as frequently and reasonably practicable and efficient under the circumstances, shall also make the distributions to Holders of Disputed Claims whose Claims were allowed during the preceding calendar quarter, in accordance with the Plan.

F.   De Minimis and Fractional Distribution

No Cash payment of less than five dollars ($5.00) shall be made by the Reorganized Debtors on account of any Allowed Claim, unless a specific request therefor is made in writing by the Holder of such Claim. In the event a Holder of an Allowed Claim is entitled to distribution that is not a whole dollar number, the actual payment or issuance made will reflect a rounding of such fractional portion of such distribution down or up to the nearest whole dollar, but in any case not to result in a distribution that exceeds any allowable total distribution authorized by the Plan.

G.   Setoffs

Except as otherwise provided in the Plan, the Reorganized Debtors may, pursuant to Sections 502(d) or 553 of the Bankruptcy Code or applicable non-bankruptcy law, offset against any Allowed Claim, and the distributions to be made pursuant to the Plan on account of such Claim (before any distribution is made on account of such Claim), the Claims, rights, and Causes of Action of any nature that the Debtors or Reorganized Debtors may hold against the Holder of such Allowed Claim; provided, however, that (1) the failure to effect such a setoff or the allowance of any Claim hereunder shall not constitute a waiver or release by the Debtors or Reorganized Debtors of any such Claims, rights, and Causes of Action that the Debtors or Reorganized Debtors may possess against such Holder, and (2) the Debtors' or the Reorganized Debtors' failure to institute, or express or implied waiver of, any Cause of Action referenced in Section 502(d) of the Bankruptcy Code shall not constitute a waiver or release by the Debtors or Reorganized Debtors of any right of setoff.

H.   Surrender of Canceled Instruments or Securities

Except as set forth in Article VII.I of the Plan, as a condition precedent to receiving any distribution pursuant to the Plan on account of an Allowed Claim (other than a Bank Claim) evidenced by the instruments, securities or other documentation canceled pursuant to Article V.B of the Plan, the Holder of such a Claim shall tender the applicable instruments, securities or other documentation evidencing such Claim to the appropriate Reorganized Debtor. Any such instruments, securities, or other documentation to be distributed pursuant to the Plan on account of any such Claim shall, pending such surrender, be treated as an undeliverable distribution pursuant to Article VII.C of the Plan.

1.   Notes

Each Holder of a Subordinated Note Claim shall tender such Notes relating to such Claim to New UA in accordance with written instructions to be provided to such Holders by New UA as promptly as practicable following the Effective Date. Such instructions shall specify that delivery of such

Subordinated Notes will be effected, and risk of loss and title thereto will pass, only upon the proper delivery of such Subordinated Notes with a letter of transmittal in accordance with such instructions. All such surrendered Notes shall be marked as canceled.

2. Failure to Surrender Canceled Instruments

Any Holder of an Allowed Claim on account of any instrument, security, or other documentation canceled pursuant to Article V.B of the Plan and required to be tendered hereunder within five years after the Effective Date (including, but not limited to, the Subordinated Notes, the UA Common Stock, and the Mamaroneck Preferred Stock and Common Stock) shall have its Claim for a distribution pursuant to the Plan on account of such canceled instrument, security, or other documentation discharged and shall be forever barred from asserting any such Claim against any Reorganized Debtor or its respective property. In such cases, any property held for distribution on account of such Claim shall be disposed of pursuant to the provisions set forth above in Article VII.C.

I. Lost, Stolen, Mutilated or Destroyed Instruments or Securities

Any Holder of an Allowed Claim on account of any instrument, security, or other documentation canceled pursuant to Article V.B of the Plan that has been lost, stolen, mutilated or destroyed, shall, in lieu of surrendering such instrument, security or other documentation: (i) deliver to the Reorganized Debtors (A) an affidavit of loss reasonably satisfactory to the Reorganized Debtors (or, in the case of a Subordinated Note, to the Subordinated Note Indenture Trustee) setting forth the unavailability of such instrument, security, or other document, and (B) such additional security or indemnity as may reasonably be required by the Reorganized Debtors to hold the Reorganized Debtors (or, in the case of the Subordinated Notes, the Subordinated Note Indenture Trustee) harmless from any damages, liabilities or costs incurred in treating such individual as a Holder of an Allowed Claim; and (ii) satisfy any other requirements under the Subordinated Note Indentures, the Prepetition Bank Credit Agreement, any article of incorporation or by-law, or any other relevant document. Upon compliance with Article VII.I of the Plan by a Holder of a Claim evidenced by such instrument, security or other documentation, such Holder shall, for all purposes under the Plan, be deemed to have surrendered such instrument, security or other documentation.

J. Distributions to Professional Escrow Account on the Effective Date

On the Effective Date, the Reorganized Debtors shall deposit Cash into the Professional Escrow Account in an amount reasonably sufficient to pay all Accrued Professional Compensation that has accrued as of the Effective Date; provided, however, that such Cash will be used to satisfy Claims of Professionals only pursuant to further order of the Bankruptcy Court.

K. Distribution of New UA Warrants

Upon Bank of America's receipt of the New UA Warrants in accordance with Article III.C.2 of the Plan, Bank of America, on behalf of the Debt Electors, shall irrevocably quitclaim and cause to be immediately distributed such New UA Warrants to the Subordinated Note Indenture Trustee or other designated agent of the Holders of the Allowed Class 1E Claims, to be distributed by said Trustee or agent on a Pro Rata basis to the Holders of Allowed Class 1E Claims, in consideration for the execution of the Subordinated Noteholder Lock-Up Agreements by certain of the Subordinated Noteholders holding at least 66 2/3% of the total principal amount outstanding under the Subordinated Notes and in exchange for the discharge of such Holders' Claims.

ARTICLE VIII.
PROCEDURES FOR TREATMENT OF
DISPUTED, CONTINGENT, AND UNLIQUIDATED CLAIMS

A.   Prosecution of Objections to Claims

After the Confirmation Date, the Debtors and the Reorganized Debtors shall have the exclusive authority to File, settle, compromise, withdraw or litigate to judgment, any objections to Claims. From and after the Confirmation Date, the Debtors and the Reorganized Debtors may settle or compromise any Disputed Claim without approval of the Bankruptcy Court. The Debtors also reserve the right to resolve any Disputed Claims outside the Bankruptcy Court under applicable governing law.

B.   Estimation of Claims

The Debtors or the Reorganized Debtors may, at any time, request that the Bankruptcy Court estimate any contingent or unliquidated Claim pursuant to Section 502(c) of the Bankruptcy Code regardless of whether the Debtors or the Reorganized Debtors previously have objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including during the pendency of any appeal relating to any such objection. In the event that the Bankruptcy Court estimates any contingent or unliquidated Claim, that estimated amount will constitute either the allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court. If the estimated amount constitutes a maximum limitation on such Claim, the Debtors or Reorganized Debtors may elect to pursue any supplemental proceedings to object to any ultimate payment on such Claim. All of the aforementioned Claims objection, estimation and resolution procedures are cumulative and not necessarily exclusive of one another. Claims may be estimated and subsequently compromised, settled, withdrawn or resolved by any mechanism approved by the Bankruptcy Court.

C.   Payments and Distributions on Disputed Claims

Notwithstanding any provision in the Plan to the contrary, except as otherwise agreed by the Debtors or the Reorganized Debtors in their sole discretion, no partial payments and no partial distributions will be made with respect to a Disputed Claim until the resolution of such dispute by settlement or Final Order. In accordance with Article VII.A of the Plan, as soon as reasonably practicable after a Disputed Claim becomes an Allowed Claim, the Holder of such Allowed Claim will receive all payments and distributions to which such Holder is then entitled under the Plan. Notwithstanding the foregoing, any Person or Entity who holds both an Allowed Claim(s) and a Disputed Claim(s) will receive the appropriate payment or distribution on the Allowed Claim(s), although, except as otherwise agreed by the Debtors or the Reorganized Debtors in their sole discretion, no payment or distribution will be made on the Disputed Claim(s) until such dispute is resolved by settlement or Final Order. In the event there are Disputed Claims requiring adjudication and resolution, the Debtors reserve the right, or upon order of the Court, to establish appropriate reserves for potential payment of such Claims.

D.   Allowance of Claims and Interests

Except as expressly provided in the Plan or any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), no Claim or Equity Interest shall be deemed Allowed, unless and until such Claim or Equity Interest is deemed Allowed under the Bankruptcy Code or by the Debtors or Reorganized Debtors, or the Bankruptcy Court enters a Final Order in the Chapter 11 Cases allowing such Claim or Equity Interest. Except as expressly provided in the Plan or any order entered in the Chapter 11 Cases prior to the Effective Date (including the Confirmation Order), the Reorganized Debtors after Confirmation will have and retain any and all rights and defenses the Debtors had with respect to any Claim or Equity Interest as of the date the appropriate Debtor Filed its petition for relief under the Bankruptcy Code, including the Causes of Action referenced in Article X.D of the Plan and Article IX.D of the Disclosure Statement. All Claims of any entity that owes money to the Debtors shall be disallowed unless and until such entity pays the amount it owes the Debtors in full. Any objection to an Administrative Claim, Priority Claim or Secured Claim must be Filed and served within one hundred and twenty (120) days of the Effective Date.

E.   Controversy Concerning Impairment

If a controversy arises as to whether any Claims or Equity Interests, or any Class of Claims or Equity Interests, are Impaired under the Plan, the Bankruptcy Court shall, after notice and a hearing, determine such controversy before the Confirmation Date.


ARTICLE IX.
CONDITIONS PRECEDENT TO CONFIRMATION
AND CONSUMMATION OF THE PLAN


A.   Condition Precedent to Confirmation

It shall be a condition to Confirmation of the Plan that the following condition shall have been satisfied or waived pursuant to the provisions of Article IX.C of the Plan:

1.   the approval of all provisions, terms and conditions of the Plan in the Confirmation Order;

2.   the Restructured Bank Credit Agreement shall have been executed by all parties who are required to execute that Agreement; and

3.   the Exit Facility shall be available to the Debtors on the terms and conditions as set forth in the Lock-Up Agreements.

B.   Conditions Precedent to Consummation

It shall be a condition to Consummation of the Plan that the following conditions shall have been satisfied or waived pursuant to the provisions of Article IX.C of the Plan:

1.   the Confirmation Order shall have been signed by the Bankruptcy Court and duly entered on the docket for the Chapter 11 Case by the Clerk of the Bankruptcy Court in form and substance acceptable to the Debtor;

2.   the Confirmation Order shall be a Final Order; and

3.   the Exit Facility shall be available to the Debtors on the terms and conditions as set forth in the Lock-Up Agreements.

C.   Waiver of Conditions

Except as otherwise required by the Lock-Up Agreements, the Debtors, in their sole discretion, may waive any of the conditions to Confirmation of the Plan and/or to Consummation of the Plan set forth in Articles IX.A and IX.B of the Plan (other than the condition set forth in Article IX.A.2 that the Restructured Bank Credit Agreement must be executed by all parties who are required to execute that Agreement) at any time, without notice, without leave or order of the Bankruptcy Court, and without any formal action other than proceeding to confirm and/or consummate the Plan.

D.   Effect of Non-Occurrence of Conditions to Consummation

If the Confirmation Order is vacated, the Plan shall be null and void in all respects and nothing contained in the Plan or the Disclosure Statement shall: (1) constitute a waiver or release of any Claims by or against, or any Equity Interests in, the Debtors; (2) prejudice in any manner the rights of the Debtors; or (3) constitute an admission, acknowledgment, offer or undertaking by the Debtors in any respect.


ARTICLE X.
RELEASE, INJUNCTIVE AND RELATED PROVISIONS


A.   Subordination

The classification and manner of satisfying all Claims and Equity Interests and the respective distributions and treatments under the Plan take into account and/or conform to the relative priority and rights of the Claims and Equity Interests in each Class in connection with any contractual, legal and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, Section 510(b) of the Bankruptcy Code or otherwise, and any and all such rights are settled, compromised and released pursuant to the Plan. The Confirmation Order shall permanently enjoin, effective as of the Effective Date, all Persons and Entities from enforcing or attempting to enforce any such contractual, legal and equitable subordination rights satisfied, compromised and settled pursuant to Article X.A of the Plan.

B.   Certain Mutual Releases

Except as otherwise specifically provided in the Plan, including but not limited to Article VI.E of the Plan, on and after the Effective Date, each of the Debtors, the Reorganized Debtors, their subsidiaries, their affiliates, and the Releasees, and the agents, officers, directors, partners, members, professionals, and agents of the foregoing (and the officers, directors, partners, members, professionals, and agents of each thereof), for good and valuable consideration, including, but not limited to, the commitment and obligation of the Prepetition Lender Releasees to vote for, support, and implement the Plan in accordance with the Term Sheet, the obligations and undertakings of the Prepetition Lenders Releasees set forth in the Restructured Bank Credit Agreement, and the service of the D&O Releasees to facilitate the expeditious reorganization of the Debtors and the implementation of the restructuring contemplated by the Plan, shall automatically be deemed to have released each other unconditionally and forever from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that any of the foregoing entities would have been legally entitled to assert (in their own right, whether individually or collectively, or on behalf of the Holder of any Claim or Equity Interest or other Person or Entity), based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date, relating in any way to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, the Plan, the Disclosure Statement, or any related agreements, instruments or other documents, except: (i) for Claims arising under the Plan; and (ii) for Claims arising after the Petition Date in the ordinary course of business. In furtherance of the foregoing, the Confirmation Order will constitute an injunction permanently enjoining the commencement or prosecution by any entity, whether directly, derivatively, or otherwise, of any Claim, demand, liability, obligation, debt, right, Cause of Action, interest, remedy released or to be released pursuant to the Plan against the foregoing Persons and Entities.

C. Limited Releases by Holder of Claims

On and after the Effective Date, each Holder of a Claim who has accepted the Plan, in exchange for, among other things, a distribution under the Plan, shall be deemed to have released unconditionally each of the Debtors, the Reorganized Debtors, their subsidiaries, their affiliates, and the Releasees, and the agents, officers, directors, partners, members, professionals, and agents of the foregoing (and the officers, directors, partners, members, professionals, and agents of each thereof), from any and all Claims, obligations, rights, suits, damages, Causes of Action, remedies and liabilities whatsoever, whether liquidated or unliquidated, fixed or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, existing or hereafter arising, in law, equity or otherwise, that such Person or Entity would have been legally entitled to assert (whether individually or collectively), based in whole or in part upon any act or omission, transaction, agreement, event or other occurrence taking place on or before the Effective Date in any way relating or pertaining to the Debtors, the Reorganized Debtors, the Chapter 11 Cases, the Plan, the Disclosure Statement, or any related agreements, instruments or other documents, except: (i) for Claims arising under the Plan; and (ii) for Claims arising after the Petition Date in the ordinary course of business. In furtherance of the foregoing, the Confirmation Order will constitute an injunction permanently enjoining the commencement or prosecution by any entity, whether directly, derivatively, or otherwise, of any Claim, demand, liability, obligation, debt, right, Cause of Action, interest, remedy released or to be released pursuant to the Plan against the foregoing Persons and Entities.

D. Preservation of Rights of Action

1. In General

The Debtors are currently investigating whether to pursue potential Causes of Action against other parties or entities. The investigation has not been completed to date, and under the Plan, the Reorganized Debtors retain all rights on behalf of the Debtors and the Post-Confirmation Estates to commence and pursue any and all Causes of Action (under any theory of law, including, without limitation, the Bankruptcy Code, and in any court or other tribunal including, without limitation, in an adversary proceeding filed in the Debtors' Chapter 11 Cases) discovered in such an investigation to the extent the Reorganized Debtors deem appropriate. Potential Causes of Action currently being investigated by the Debtors, which may but need not (if at all) be pursued by the Debtors prior to the Effective Date and by the Reorganized Debtors after the Effective Date to the extent warranted, (a) include without limitation, certain potential Claims and Causes of Action set forth in the Causes of Action Summary in Article IX.D of the Disclosure Statement and (b) are set forth in more detail in the List of Retained Causes of Action contained in the Plan Supplement.

In addition, potential Causes of Action which may be pursued by the Debtors prior to the Effective Date and by the Reorganized Debtors after the Effective Date, also include, without limitation the following:

Any other Causes of Action, whether legal, equitable or statutory in nature, arising out of, or in connection with the Debtor's businesses or operations, including, without limitation, the following: possible claims against vendors, landlords, sublessees, assignees, customers or suppliers for warranty, indemnity, back charge/set-off issues, overpayment or duplicate payment issues and collections/accounts receivables matters; deposits or other amounts owed by any creditor, lessor, utility, supplier, vendor, landlord, sublessee, assignee, or other entity; employee, management or operational matters; claims against landlords, sublessees and assignees arising from the various leases, subleases and assignment agreements relating thereto, including, without limitation, claims for overcharges relating to taxes, common area maintenance and other similar charges; financial reporting; environmental, and product liability matters; actions against insurance carriers relating to coverage, indemnity or other matters; counterclaims and defenses relating to notes or other obligations; contract or tort claims which may exist or subsequently arise; and

Except for certain Debtors who have expressly waived certain claims, any and all avoidance claims (including, without limitation, Preference Actions) pursuant to any applicable section of the Bankruptcy Code, including, without limitation Sections 544, 545, 547, 548, 549, 550, 551, 553(b) and/or 724(a) of the Bankruptcy Code, arising from any transaction involving or concerning the Debtors.

In addition, there may be numerous other Causes of Action which currently exist or may subsequently arise that are not set forth in the Disclosure Statement, the Cause of Action Summary, or in the List of Retained Causes of Action, because the facts upon which such Causes of Action are based are not currently or fully known by the Debtors and, as a result, can not be raised during the pendency of the Chapter 11 Cases (collectively, the "Unknown Causes of Action"). The failure to list any such Unknown Cause of Action in the Disclosure Statement, the Cause of Action Summary, or the List of Retained Causes of Action is not intended to limit the rights of the Reorganized Debtors to pursue any Unknown Cause of Action to the extent the facts underlying such Unknown Cause of Action subsequently become fully known to the Debtors.

The potential net proceeds from the Causes of Action identified in the Disclosure Statement, the Causes of Action Summary, and the List of Retained Causes of Action, or which may subsequently arise or be pursued, are speculative and uncertain and therefore no value has been assigned to such recoveries. The Debtors and the Reorganized Debtors do not intend, and it should not be assumed that because any existing or potential Causes of Action have not yet been pursued by the Debtors or are not set forth in the Disclosure Statement, whether in the Causes of Action Summary or the List of Retained Causes of Action, that any such Causes of Action have been waived.

Unless Causes of Action against a Person or entity are expressly waived, relinquished, released, compromised or settled in the Plan or any Final Order, the Debtors expressly reserve all Causes of Action and Unknown Causes of Action, including the Causes of Action described in the Disclosure Statement, the Causes of Action Summary, and the List of Retained Causes of Action, as well as any other Causes of Action or Unknown Causes of Action, for later adjudication and therefore, no preclusion doctrine, including, without limitation, the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion, estoppel (judicial, equitable or otherwise) or laches shall apply to such Causes of Action upon or after the confirmation or consummation of the Plan. In addition, the Debtors expressly reserve the right to pursue or adopt any claims alleged in any lawsuit in which the Debtors are a defendant or an interested party, including the lawsuits described in Article XII.D of the Disclosure Statement, against any Person, including, without limitation, the plaintiffs and co-defendants in such lawsuits.

Except as otherwise provided in the Plan or in any contract, instrument, release, indenture or other agreement entered into in connection with the Plan, in accordance with Section 1123(b)(3) of the Bankruptcy Code, any Claims, rights, and Causes of Action that the respective Debtors, Estates, or Post-Confirmation Estates may hold against any Person or Entity, including but not limited to those Causes of

Action listed in Article IX.D of the Disclosure Statement, shall vest in the Reorganized Debtors, and the Reorganized Debtors shall retain and may exclusively enforce, as the authorized representatives of the respective Estates and Post-Confirmation Estates, any and all such Claims, rights, or Causes of Action. Except as otherwise provided in the Trade Subcommittee Term Sheet (including without limitation the carveouts for potential Preference Actions against certain entities described in such Term Sheet), the Reorganized Debtors (a) may pursue any and all such Claims, rights, or Causes of Action, as appropriate, in accordance with the best interests of the Reorganized Debtors, and (b) shall have the exclusive right, authority, and discretion to institute, prosecute, abandon, settle, or compromise any and all such Claims, rights, and Causes of Action without the consent or approval of any third party and without any further order of court.

On the Effective Date, and to the extent not otherwise modified pursuant to a corporate transaction set forth in Article V of the Plan, each Reorganized Debtor shall retain all rights and obligations relating to all intercompany claims that it may have against any direct or indirect wholly-owned or less than wholly owned subsidiary of UA, as set forth in more detail in Article IX.D of the Disclosure Statement.

E.   Exculpation

The Debtors, the Reorganized Debtors, their subsidiaries, the Releasees, the Committee(s), and their members and Professionals (acting in such capacity) shall neither have nor incur any liability to any Person or Entity for any act taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, implementation, administration, Confirmation or Consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into in connection with the Plan, including the Lock-Up Agreements, or any other act taken or omitted to be taken in connection with the Chapter 11 Cases; provided, however, that the foregoing provisions of Article X.E of the Plan shall have no effect on the liability of any Person or Entity that results from any such act or omission that is determined in a Final Order to have constituted gross negligence or willful misconduct.

F.   Injunction

From and after the Effective Date, all Persons and Entities are permanently enjoined from commencing or continuing in any manner, any suit, action or other proceeding, on account of or respecting any Claim, demand, liability, obligation, debt, right, Cause of Action, interest, remedy released or to be released pursuant to Article X of the Plan.

ARTICLE XI.
RETENTION OF JURISDICTION

Notwithstanding the entry of the Confirmation Order and the occurrence of the Effective Date, the Bankruptcy Court shall retain such jurisdiction over the Chapter 11 Cases after the Effective Date as is legally permissible, including jurisdiction to:

A.   allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim, including the resolution of any request for payment of any Administrative Claim and the resolution of any and all objections to the allowance or priority of Claims;

B.   grant or deny any applications for allowance of compensation or reimbursement of expenses authorized pursuant to the Bankruptcy Code or the Plan, for periods ending on or before the Confirmation Date;

C.   resolve any matters related to the assumption, assumption and assignment, or rejection of any executory contract or unexpired lease to which the Debtors are parties or with respect to which the Debtors may be liable and to hear, determine and, if necessary, liquidate any Claims arising therefrom, including all matters related to amendments to the Statement of Contracts and Leases after the Effective Date pursuant to Article VI of the Plan to add or remove any executory contracts or unexpired leases to the list of executory contracts and unexpired leases to be rejected;

D.   ensure that distributions to Holders of Allowed Claims are accomplished pursuant to the provisions of the Plan, including without limitation ruling on any motion Filed pursuant to Article VII of the Plan and resolving any disputes concerning any distributions contemplated in or relating to Article VII.K of the Plan;

E.   decide or resolve any motions, adversary proceedings, contested or litigated matters and any other matters and grant or deny any applications involving the Debtors that may be pending on the Effective Date;

F.   enter such orders as may be necessary or appropriate to implement or consummate the provisions of the Plan and all contracts, instruments, releases, indentures and other agreements or documents created in connection with the Plan or the Disclosure Statement;

G.   resolve any cases, controversies, suits or disputes that may arise in connection with the Consummation, interpretation or enforcement of the Plan or any Person's or Entity's obligations incurred in connection with the Plan (other than a case, controversy, suit or dispute relating solely to the interpretation or enforcement of Restructured Bank Credit Agreement and not in any way relating to the Plan).

H.   issue injunctions, enter and implement other orders or take such other actions as may be necessary or appropriate to restrain interference by any Person or Entity with Consummation or enforcement of the Plan, except as otherwise provided herein;

I.   resolve any cases, controversies, suits or disputes with respect to the releases, injunction and other provisions contained in Article X of the Plan and enter such orders as may be necessary or appropriate to implement such releases, injunction and other provisions;

J.   enter and implement such orders as are necessary or appropriate if the Confirmation Order is for any reason modified, stayed, reversed, revoked or vacated;

K.   determine any other matters that may arise in connection with or relate to the Plan, the Disclosure Statement, the Confirmation Order or any contract, instrument, release, indenture or other agreement or document created in connection with the Plan or the Disclosure Statement; and

L.   enter an order and/or final decree concluding the Chapter 11 Cases.

ARTICLE XII.

MISCELLANEOUS PROVISIONS

A. Dissolution of Committee(s)

On the Effective Date, the Committee shall dissolve and members thereof shall be released and discharged from all rights and duties arising from, or related to, the Chapter 11 Cases; provided, however, that the Trade Subcommittee shall continue in existence for the limited purpose of consulting with the Reorganized Debtors concerning (1) the initiation, prosecution and settlement of Preference Actions and (2) the allowance of or objection to proofs of Claim. The Trade Committee shall be dissolved and all of its members released and discharged from all rights and duties arising from, and related to, the Chapter 11 Cases upon the conclusion of such activities of the Reorganized Debtors about which the Trade Committee will consult with the Reorganized Debtors.

B. Payment of Statutory Fees

All fees payable pursuant to 28 U.S.C. Sections 1930, as determined by the Bankruptcy Court at the hearing pursuant to Section 1128 of the Bankruptcy Code, shall be paid on or before the Effective Date.

C. Discharge of Debtors

Except as otherwise provided in the Plan and the Lock-Up Agreements, on the Effective Date: (1) the rights afforded in the Plan and the treatment of all Claims and Equity Interests therein, shall be in exchange for and in complete satisfaction, discharge and release of Claims and Equity Interests of any nature whatsoever, including any interest accrued on such Claims from and after the Petition Date, against the Debtors and the Debtors in Possession, or any of their assets, property, or Estates; (2) the Plan shall bind all Holders of Claims and Equity Interests, and all Claims against, and Equity Interests in, the Debtors and Debtors in Possession shall be satisfied, discharged and released in full, and the Debtors' liability with respect thereto shall be extinguished completely, including, without limitation, any liability of the kind specified under Section 502(g) of the Bankruptcy Code; and (3) all Persons and Entities shall be precluded from asserting against the Debtors, the Debtors in Possession, the Estates, and the Reorganized Debtors, their successors and assigns, their assets and properties, any other Claims or Equity Interests based upon any documents, instruments, or any act or omission, transaction or other activity of any kind or nature that occurred prior to the Effective Date.

D. Modification of Plan

Subject to the limitations contained in the Plan, (1) the Debtors reserve the right, in accordance with the Bankruptcy Code and the Bankruptcy Rules, to amend or modify the Plan prior to the entry of the Confirmation Order and (2) after the entry of the Confirmation Order, the Debtors or the Reorganized Debtors, as the case may be, may, upon order of the Bankruptcy Court, amend or modify the Plan, in accordance with Section 1127(b) of the Bankruptcy Code, or remedy any defect or omission or reconcile any inconsistency in the Plan in such manner as may be necessary to carry out the purpose and intent of the Plan.

E. Revocation of Plan

The Debtors reserve the right, at any time prior to the entry of the Confirmation Order, to revoke and withdraw the Plan.

F. Successors and Assigns

The rights, benefits and obligations of any Person or Entity named or referred to in the Plan shall be binding on, and shall inure to the benefit of any heir, executor, administrator, successor or assign of such Person or Entity.

G. Reservation of Rights

Except as expressly set forth herein, the Plan shall have no force or effect unless the Bankruptcy Court shall enter the Confirmation Orders. The filing of the Plan, any statement or provision contained in the Plan, or the taking of any action by the Debtor or Debtors in Possession with respect to the Plan shall be or shall be deemed to be an admission or waiver of any rights of the Debtors or Debtors in Possession with respect to the Holders of Claims or Equity Interests prior to the Effective Date.

H. Section 1146 Exemption

Pursuant to Section 1146(c) of the Bankruptcy Code, under the Plan, (1) the issuance, distribution, transfer, or exchange of any debt, equity, security or other interest in the Debtors or Reorganized Debtors; (2) the creation, modification, consolidation or recording of any mortgage, deed or trust, or other security interest, or the securing of additional indebtedness by such or other means (whether (a) in connection with the issuance and distribution of any debt, equity, security, or other interest in the Debtors or Reorganized Debtors or (b) otherwise in furtherance of, or in connection with, the Plan); (3) the making, assignment, or recording of any lease or sublease; or (4) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments or other instrument of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, mortgage recording tax, stamp tax, or similar tax or government assessment, and the appropriate state or local government official or agent is directed to forego the collection of any such tax or government assessment and to accept for filing and recording any of the foregoing instruments or other documents without the payment of any such tax or government assessment.

I. Further Assurances

The Debtors, the Reorganized Debtors, all Holders of Claims receiving distributions under the Plan, and all other parties in interest shall, from time to time, prepare, execute and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

J. Service of Documents

Any pleading, notice or other document required by the Plan to be served on or delivered to the Reorganized Debtors shall be sent by first class U.S. mail, postage prepaid to:

United Artists Theatre Circuit, Inc.
c/o the Reorganized Debtors
9110 E. Nichols Avenue, Suite 200
Englewood, Colorado 80112-3405
Attn: Ralph E. Hardy, Esq.

With copies to:

Kirkland & Ellis 200 East Randolph Drive Chicago, Illinois 60601 Attn: James H.M. Sprayregen, Esq.   James W. Kapp III, Esq.
Pachulski, Stang, Ziehl, Young & Jones, P.C. 919 N. Market Street, 16th Floor Wilmington, Delaware 19801 Attn: Laura Davis Jones, Esq.

K. Filing of Additional Documents

On or before the Effective Date, the Debtors may File with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.

L. Plan Supplement

The Plan Supplement, containing certain documents relating to the Plan and Disclosure Statement as listed in Article XIV.N of the Disclosure Statement, shall be Filed with the Bankruptcy Court and will be available from the Information Agent upon specific request in writing.

Respectfully Submitted,

UNITED ARTISTS THEATRE COMPANY; UNITED ARTISTS THEATRE CIRCUIT, INC.; UNITED ARTISTS REALTY COMPANY; UNITED ARTISTS PROPERTIES I CORP.; UNITED ARTISTS PROPERTIES II CORP.; UAB, INC.; UAB II, INC.; TALLTHE, INC.; UA THEATRE AMUSEMENTS, INC.; UA INTERNATIONAL PROPERTY HOLDINGS, INC.; UA PROPERTY HOLDING II, INC.; UNITED ARTISTS INTERNATIONAL MANAGEMENT COMPANY; BETH PAGE THEATRE CO., INC.; UNITED FILM DISTRIBUTION COMPANY OF SOUTH AMERICA; U.A.P.R., INC.; KING REAVIS AMUSEMENT COMPANY; MAMARONECK PLAYHOUSE HOLDING CORPORATION; and R AND S THEATRES, INC.

By: _____
           Ralph E. Hardy
Title: Executive Vice President, General Counsel, and Secretary